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                                                                   EXHIBIT 99.4






                                    VALUATION

                               UTAH SERVICE, INC.

                               AS OF JUNE 30, 1997












                                  PREPARED BY:



                           HOULIHAN VALUATION ADVISORS







                                OCTOBER 23, 1997



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                                            October 23, 1997



Shareholders
Utah Service, Inc.
35 East 400 South
Springville, Utah  84663


Dear Shareholders:

        Attached is the valuation report on Utah Service, Inc. (hereinafter referred to as "Utah Service" or "the Company"), which Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair market enterprise (controlling interest) value of Utah Service as of June 30, 1997.

        The term "fair market value" is defined as that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        Our study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The book/liquidation value, transaction value, market value, and income value methods of valuation were utilized in arriving at an estimate of the fair market enterprise value of Utah Service.

        In preparing this valuation, we used information provided by Utah Service. Company management has represented the information as being reasonably complete and accurate. We did not make independent examinations of any financial statements or other information prepared by management which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information which would be helpful in this study.


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                                     Page 2


        Financial projections utilized in the valuation were prepared based on analysis of the Company's historical operating results and conversations with Company management. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

        This report has been prepared for the specific purpose of valuing the common stock of Utah Service on an enterprise value basis pursuant to and in anticipation a proposed merger and consolidation into a company to be newly formed of Utah Service with three other related companies: W.W. Clyde & Company, Geneva Rock Products, Inc., and Beehive Insurance Agency, Inc. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA.

        Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Value is a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

        Our study has concluded that a reasonable estimate of the fair market enterprise value of Utah Service as of June 30, 1997 is $4,550,000 or $841.00 per share, based on 5,413 shares outstanding.

        Neither HVA or its principals have any present or intended interest in Utah Service. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

        It has been a pleasure to perform this analysis for you. We look forward to serving you in the future.

                                            Houlihan Valuation Advisors



                                            by:  David Dorton, CFA, ASA
                                                 Accredited Senior Appraiser


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                                TABLE OF CONTENTS


                                                                    Page

       I.  PREFACE                                                     1

      II.  BASIC PRINCIPLES OF VALUATION                               2
     III.  INTRODUCTION                                                4
           A.  Purpose                                                 4
           B.  Scope                                                   4
           C.  Methodology                                             4

     IV.   COMPANY BACKGROUND                                          6
           A.  Overview                                                6
           B.  Customer Base and Competition                           7
           C.  Employees and Management                                8
           D.  Ownership                                               8

      V.   ECONOMIC OVERVIEW AND OUTLOOK                              10
           A.  National - June 1997                                   10
           B.  Utah - 1997                                            15

     VI.   RETAILING INDUSTRY OVERVIEW                                22
           A.  Demographic Trends and Consumer Attitudes              25
           B.  Retailing Capital Spending
31
           C.  The Retail Building Supply Industry                    32

    VII.   FINANCIAL REVIEW                                           40
   VIII.   CROSS-SECTIONAL ANALYSIS                                   45
     IX.   ESTIMATES OF VALUE                                         48
           A.  Nature of the Security                                 48
                1.  Control                                           48
                2.  Marketability                                     48
           B.  Normalization of Earnings                              49
                1.  Regression Analysis                               50
                2.  Past Averages                                     50
                3.  Company Projections                               51
                4.  Projected Earnings                                51
           C.  Book/Liquidation Value                                 52
           D.  Transaction Value                                      53


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           E.  Market Value                                           54
           F.  Income Value                                           59

      X.   SUMMARY AND CONCLUSION                                     63
     XI.   EXHIBITS                                                   64


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                                TABLE OF CONTENTS
                                   (continued)




APPENDIX A:  Utah Service - Financial Statement Summary

APPENDIX B:  Robert Morris Associates Industry Ratios -
             Retailers - Hardware
             Retailers - Gasoline Service Stations

APPENDIX C:  Statement of Limiting Conditions
APPENDIX D:  Professional Qualifications
APPENDIX E:  Internal Revenue Ruling 59-60, 1959-1 CB 237


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                                                                               1


                                     PREFACE

        This valuation study was conducted at the request of the shareholders of Utah Service, Inc. ("Utah Service" or "the Company") to provide an estimate as to the fair market enterprise (controlling interest) value of the Company as of June 30, 1997. In preparing this report, information provided by the Company was used. Company management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. Houlihan Valuation Advisors ("HVA") is not in a position to certify the accuracy of basic data provided by the Company, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.


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                                                                               2


                          BASIC PRINCIPLES OF VALUATION

        The principles which have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between Utah Service's operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

        Fair market value is that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

        The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are usually only incidentally related. The value of securities which are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

    a.  General economic conditions;

    b. Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

    c. Public attitude and investor sentiment toward particular industries and companies.


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                                                                               3


        Fair market value of securities which enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. Determination of fair market value of securities of a closely held corporation, however, cannot be determined as precisely, thus creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

        Professional valuation of a closely held company cannot be considered an exact science; however, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value which are reasonable and relevant.

        The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for Utah Service change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.

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                                  INTRODUCTION

                                     Purpose

        The purpose of this report is to determine the fair market enterprise (controlling interest) value of Utah Service as of June 30, 1997, pursuant to and in anticipation of a proposed merger and consolidation into a company to be newly formed of Utah Service with three other related companies: W.W. Clyde & Company, Geneva Rock Products, Inc., and Beehive Insurance Agency, Inc.

                                      Scope

        Both internal and external factors which influence the value of Utah Service are analyzed and interpreted. Internal factors include the Company's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

                                   Methodology

        The report first looks at the background and operating characteristics of Utah Service. It next provides overviews of the national and Utah economies and the retailing industry, each important as a description of the environment in which the Company operates. A financial analysis of the Company, as well as a comparative analysis of the results of the Company with those of the industry, follows. Finally, the report determines explicit controlling interest values for the Company's operations via the application of alternative valuation techniques. Four valuation methods are employed: book/liquidation value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). To the value estimates of the


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                                                                               5


Company's operations as a going concern derived by using the market value and income value approaches is added the value of the Company's nonoperating assets in arriving at estimates of the total value of the Company. After considering the assumptions and relative justification of each valuation method, the results are synthesized into a final estimate of the fair market enterprise value of the Company.


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                               COMPANY BACKGROUND

Overview

        Utah Service was founded in 1938 by W.W. Clyde. The Company was originally started by Mr. Clyde to service W.W. Clyde & Company, a related heavy construction firm. The Company owns and operates a hardware store and lumber yard and an adjacent gasoline station/convenience store, all located at 400 South Main Street in Springville, Utah. The hardware store sells hardware items, electrical supplies, plumbing fittings and other plumbing items, vanity goods, building materials, locksets, hand tools, lawn and garden chemicals and supplies, housewares, appliances, fasteners, paint, industrial supplies, automotive supplies, auto care products, auto tools, and conveyor belting. Sales are made directly to retail customers, as well as to building contractors and retail auto shops. Approximately 70% of hardware sales are made to contractors, with the remaining 30% made primarily to do-it-yourself homeowners. Similarly, about 70% of automotive sales are made to retail auto shops, with the remaining 30% to consumers. The lumber yard, located directly to the east of the hardware store, sells a wide variety of lumber products, primarily to building contractors. The gasoline station/convenience store, located directly to the west of the hardware store, sells gasoline and diesel fuel, as well as a variety of convenience items.

        Utah Service was merged with Utah Valley Industrial Supply (a related company owned by basically the same shareholders) on December 31, 1994. Prior to that date, the two companies operated out of two separate facilities, Utah Service out of a 7,000 square foot building and Utah Valley Industrial Supply out of a 4,000 square foot building, both located where the present facilities are located. The present hardware store facility was completed in April 1995 at a total cost of


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                                                                               7


$825,000 (excluding approximately $148,000 in new equipment purchased to equip the new facility). The facility has a total of 23,500 square feet of space on the main (retail) floor, with an additional 2,000 square feet of corporate office space located on the second floor.

        The gasoline station/convenience store was entirely remodeled in August 1990. Since then, gasoline sales have gone up significantly, from approximately 35,000 gallons per month before the remodeling to about 180,000 gallons per month currently, which ranks it as the second highest volume Chevron station in Utah County. The station sells Chevron gasoline and diesel products exclusively under an independent dealership arrangement with Chevron.

        The hardware store, gasoline station/convenience store, and lumber yard are all located on a 2.75 acre parcel of land. In addition to the above facilities, Utah Service also owns two retail buildings located on Main Street in Springville, which it leases to independent third-party retailers, as well as a 1.7 acre parcel of land also located in Springville, which is used by the Company primarily for lumber storage.

Customer Base and Competition

        Utah Service sells lumber and hardware to building contractors throughout the Wasatch Front (primarily Utah, Salt Lake, Wasatch, Summit, and Juab counties). The Company's retail hardware, lumber and service station market is largely confined to the Springville/Mapleton area. The Company's customer base is well diversified, with none of its customers generating more than 10% of total sales. The Company does little advertising; most of the advertising it does do is in the form of direct mail and advertisements in the local newspaper.


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        The Company's primary competitors in the lumber business are Anderson
Lumber, Burton Lumber, and BMC West. Until recently, there were two other competing hardware stores (Kolob Lumber and England Hardware) in Springville. Both of these stores have shut down, presumably because they were unable to compete with the Company's new larger store. There are seven other gasoline stations and/or convenience stores in Springville, which compete with the Company's Chevron station.

Employees and Management

        Utah Service presently has a total of 58 employees (35 full-time and 23 part-time). The Company's key employees are David Cook, President and General Manager, who has been General Manager of the Company since 1977 and is responsible for the day-to-day activities of the Company; Scott Kirshbaum, Assistant General Manager, who has been with the Company for 16 years; Rick Brailsford, Outside Sales Manager, who has been with the Company for 13 years; Troy Tucker, Hardware Store Manager, who has been with the Company for two years; Larry Kosmuch, Accounting Manager, who has been with the Company for 18 years; Roger Christensen, Manager of the Automotive Sales Division, who has been with the Company for 30 years; and Kris Montoya, Gas Station Manager, who has been with the Company for two years. David Cook, Scott Kirshbaum, Rick Brailsford, and Troy Tucker are responsible for inventory purchasing.

        Company management feels that it has adequate management succession in place, with the loss of any of these key employees not having a material long-term detrimental impact on the Company's operations.


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Ownership

        Utah Service has a total of 5,413 common shares issued and outstanding, held by 52 shareholders. There are no controlling shareholders; the largest shareholder is W.W. Clyde Investment, which owns 1,698 shares (or 31.4% of the total).


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                          ECONOMIC OVERVIEW AND OUTLOOK

National - June 1997

        To a greater extent than not, it is still the best of all possible worlds. For example, the economic uptrend, which is now in its seventh year, gives no sign of drawing to a close, notwithstanding some recent figures that suggest a moderately slower pace of growth in the months ahead. Inflation, at both the producer and consumer levels, is still muted, with most price indexes showing inflation at its lowest sustained levels in three decades. Short- and long-term interest rates remain relatively low, even after an earlier monetary tightening maneuver by a worried Federal Reserve Board. Corporate earnings continue to push higher, buoyed by rising demand and increasing productivity. And the stock market, an occasional setback aside, is still setting all-time highs with some regularity.

        The status quo, however, doesn't persist indefinitely. Thus, sooner or later, even the most carefully scripted scenario will come undone, or at least be modified sufficiently to change the prevailing assumptions. In fact, as noted above, we may already be seeing the first small cracks in the nation's economic armor, with recent figures showing an easing in retail sales, a flattening in industrial production, and a slight diminution in the growth of housing demand. Then too, while recent inflation figures have been generally reassuring, there is also no denying that selective pricing pressures are starting to build in the commodity area, with coffee, oil, and tobacco quotations all up sharply over the past several weeks. Finally, the Federal Reserve - which attempts to keep the economy and inflation on an even keel - is currently in a somewhat more cautious mood than it was three or six months ago. In all, then, with the economy still apparently in good health, with a few clouds starting to appear in an


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otherwise bright inflation picture, and with Fed Chairman Alan Greenspan not backtracking from his earlier warnings about an excess of exuberance in the stock market, the penalties for the lead bank erring on the side of not lifting interest rates in the months ahead may now well exceed those for standing pat. And should the Fed, which saw prior long business expansions (in the 1960s and 1980s) end with a bout of rising inflation, fear a replay and raise rates once or twice more, economic growth would likely slow sufficiently to put a damper on corporate profits. The stock market, which is now trading at near-record levels and at lofty valuations, in part because of the almost uninterrupted growth in corporate earnings, might then face its first serious test in several years.

        The economy put on quite a show during the final three months of 1996, with real, inflation-adjusted gross domestic product (GDP) advancing at a scintillating 4.7% rate. The expansion then, to the surprise of many, picked up additional strength in the opening quarter of 1997, as higher levels of consumer spending and strength in the construction and industrial sectors helped produce growth that was close to 6%. Clearly, however, this step-up in economic activity was unnerving to the Federal Reserve, as the bank presumably saw in this acceleration the potential to bring about a much higher level of inflation. The rationale for this point of view is that such strong economic activity would sooner or later induce shortages of labor, materials, and manufacturing capacity. These shortages, in turn, would presumably lead to increased pricing pressures.

        The question now is whether or not we will see an encore in the second quarter. It is not likely that we will, since the retail, manufacturing, and construction sectors all appear to be leveling off. That having been said, however, it should also be noted that there is no full-scale retreat in prospect either. Moreover, such a pullback is not anticipated to take hold in the near term, given the high levels of


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                                                                              12


consumer confidence and the two-decade low in the unemployment rate. Instead, an orderly slowing in growth over the next four to six quarters is likely, with GDP increases averaging between 2.0% and 2.5%. Inflation and interest rates, meanwhile, should also hold at moderate levels, although with some upward bias. Corporate profit growth is likely to slow, in the meantime, but not turn down unless the economy slackens more than is now anticipated.

        Peering further out, Value Line projects the above tends to largely continue, with economic growth and inflation stepping up a bit, to around 3%, and with interest rates probably not veering appreciably from present levels. Corporate profits, fueled by increased productivity, additional technological innovation, and fairly steady growth in demand, are expected to rise at a mid-to-high single-digit percentage in most years. As always, though, these long-range projections do not allow for exogenous shocks, such as political upheavals, military flareups, oil embargoes, or ruinous trade wars, none of which can be predicted with any degree of assurance as to timing or even occurrence.

        As noted above, the U.S. economy really came on strongly during the final quarter of 1996 and the opening three months of this year. However, there are already signs that the economy got off to a rockier start in the second quarter. For example, retail sales declined in April; auto and truck sales fell as well; the nation's factories used less of their capacity in the most recent month; and housing starts, albeit up in the latest survey, were still below their earlier peak, while building permits, a harbinger of future construction activity, actually edged downward. All of this having been said, however, the U.S. economy continues to be remarkably resilient. In fact, with the consumer continuing to be optimistic and with improving employment figures further underpinning this confidence, the case for sustained 2.0% - 2.5% growth over the balance of this year is still quite strong.


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                                                                              13


        The inflation news continues to be good as well, with wholesale and consumer inflation steadfastly holding at modest levels. Moreover, no basic change in trend over the next year or so is likely, although higher commodity prices and the ability of certain industries (such as steel) to consistently raise prices suggest at least an interim upward bias. However, with industrial raw materials still in adequate supply, with turmoil around the globe at a minimum, and with the nation's factories, aided by new technology and better inventory methods, operating without serious production bottlenecks, the potential for the kinds of energy and industrial materials shortages that produced rampant price inflation two decades ago is rather limited. Overall, producer prices are projected by Value Line to rise by 0.5% in 1997 and by 2.2% in 1998, with consumer prices expected to increase by 2.5% this year and by 2.9% in 1998. This pattern of restrained inflation is furthermore anticipated to carry over to the turn of the century.

        Interest rates have remained stable, with long-term rates (as represented by the 30-year Treasury bond) holding within a 6.0% - 8.0% band during the past several years. This stability is an outgrowth of the absence of severe pricing pressures. Moreover, with the economy likely to grow more slowly in the next 12 to 18 months, and with the Fed probably following a slightly tighter monetary course - in an effort to avoid the need for more drastic action later on - inflation should stay fairly subdued. All of this suggests that business spending will not be constrained by high borrowing costs, nor should potential homebuyers be priced out of the residential market by unaffordable mortgage rates.

        The final factor in sustaining the bull market continues to be rising corporate income. Profits in certain areas (like semiconductors, computers, financial services, and pharmaceuticals) have been


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                                                                              14


literally on a several-year-long tear. Overall, profits - backed by strong demand and better cost management - have now risen for five straight years, with double-digit percentage growth rather commonplace for much of this period. A respectable, though quite modest, 5% to 7% increase is likely this year, given the reasonable first-quarter gains and the solid order and pricing trends generally now in place. A further, but smaller, 3% to 5% gain is likely in 1998, as GDP growth slows to perhaps 2%. As the rate of economic improvement steps up a notch by the close of the century, income growth could quicken moderately as well.

        Buoyed by the best economic and inflation news in a generation, by a generally neutral to accommodative Fed, and further underpinned by the strongest profit growth in years, the stock market has been on a virtual six-year-long joyride. In the process, the Dow Jones Industrial Average has nearly tripled, surpassing five thousand-point milestones. Further, the trends that have sustained this long price advance remain in place by and large. Indeed, with few alternate investments around (e.g., gold, real estate, or art) that offer anywhere near the historical returns of stocks, many investors continue to look to the equity market for capital appreciation. And, given the apparently favorable prospects for the economy, inflation, interest rates, and corporate profits during the next three to five years, such confidence would seem warranted, at least on a long-term basis. This good long-term potential aside, the stock market has come a long way in a very short time. Indeed, at current historically rich valuation levels, there would seem to be at least the chance of a market setback at some point. The easy money has likely already been made this year, and investors will need to exercise restraint until a correction takes place or profits rise sufficiently to bring valuation levels better into line. Source: Value Line Investment Survey


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                                                                              15


Utah - 1997

        Utah's overall 1996 economic performance was again spectacular. The state was either the first- or second-fastest job producing state in the nation for the fourth consecutive year. Favorable interest rates enhanced residential construction activity, which, when combined with booming commercial building, contributed significant economic stimulus. The quality of Utah's labor force, the favorable business and education climate, and the desirable lifestyle support the favorable economic environment.

        The state's 1997 economic outlook remains solid, but forecasted aggregate growth rates will likely moderate relative to the impressive gains recorded in 1995 and 1996. 1997 will be the ninth consecutive year of strong economic growth. There are as yet no serious excess supply or overbuilt conditions identifiable. A tight labor market and higher employee turnover will be constraining growth factors. The state's Middle Market Business Index in the third quarter of 1996 showed sales up 9% and employment gains of 2.5%.

        Utah is about to embark upon a huge project to expand and modernize its transportation infrastructure. Highway and light-rail expenditures are projected to be $4 billion over the next ten years, to be partially funded through increased taxes and bonding. The net impact on the local economy is not yet clear, as disruption to the flow of commerce will partially offset the stimulative spending effect.

        The Utah state government budget in fiscal year 1997 has projected a $24 million surplus and $194 million of additional revenues, following surpluses of $120 million in fiscal 1994, $72 million in 1995, and $131 million in 1996. Utah is one of only a handful of states with a solid AAA bond rating.


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        The 2002 Winter Olympics, awarded to Salt Lake City in the summer of
1995, will be extremely important to Utah's economy over the next six years. A $1 billion Olympic budget, along with the ongoing associated growth in Utah's winter tourism industry, will be an important sustaining growth factor.

        Consumer prices in 1996 along the Wasatch Front rose by 3.9%, compared with a 1995 annual increase of 4.9% and a 1994 increase of 4.2%. The 1996 second-quarter ACCRA cost of living index as a percent of the national average was 96.9% in Salt Lake City/Ogden, 102.3% in Provo/Orem, 106.2% in Logan, 94.7% in Cedar City, and 103.7% in St. George.

        Utah's population is projected to reach 2,043,000 in 1997, an increase of 42,000 people, or 2.1%, from the 1996 figure. Population growth in 1996 of 43,000 people, or 2.2%, was below the 2.6% increase experienced in 1995. The 1996 gain was, nevertheless, the third-fastest nationally, behind Nevada and Arizona. 1996 was the third consecutive year in which the state's population increase was equal to or less than the number of new jobs. Net in-migration is expected to slip only modestly to 13,000 people in 1997 from the 1996 figure of 13,400. Net in-migration occurred for the sixth consecutive year in 1996; however, the 1996 figure was the smallest annual total during the six year period. The total net in-migration for the six year period was 108,000, with an average annual growth of 18,000. In 1996, net in-migration accounted for 31% of the total population gain, a somewhat smaller proportion than the 40% average of the prior three years. The number of households in Utah during 1996 was estimated to be 640,000, with an average of 3.13 persons per household.


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        Utah's personal income is projected to reach $41.5 billion in 1997, or an increase of 7.7% from the 1996 figure, following gains of 8.2% in 1996, 9.4% in 1995, and 8.5% in 1994. The 1997 personal income gain should be only moderately below the highly favorable 1996 growth performance. The state's 1997 personal income growth will likely keep it among the top five in the nation. The state's 1996 second quarter personal income gain of 8.6% ranked Utah third-highest nationally, well above the national average growth rate of 5.5%. Average personal income growth in Utah during the 1991-95 period was 8.1%, compared with the national average of 5.5%. This ranked the state third in personal income growth during the period, behind only Nevada and Arizona.

        Preliminary data shows that Utah's 1996 average wages rose by approximately 4.1%, exceeding the 3.7% increase in 1995. However, entry-level wages and certain industrial segments (particularly technology and construction-related) are experiencing significant upward wage pressure. Wage increases will continue in 1997, perhaps at a rate equal to or even exceeding the 1996 growth rate. Utah's total personal income per household was estimated at $60,150 in 1996, approximately 92% of the national average. Per capita personal income in the state during 1996 was $19,289, or 80% of the national average, up from 73% in 1989.

        Utah is expected to generate 41,100 new nonagricultural jobs in 1997, an increase of 4.3% from the 1996 level, following job gains of 48,100 (or 5.3%) in 1996 and 48,300 (or 5.6%) in 1995. The state's 1997 unemployment rate is expected to average 3.4%, unchanged from the 1996 figure, which was the lowest annual level of unemployment in four decades. Because the statewide unemployment rate stayed at near 3% for much of 1996, Utah's labor market was very tight, with significant employee turnover and rising wages. An important business decision in 1997 will be wage


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administration, attempting to reward and encourage productivity and efficiency, while at the same time reducing employee turnover.

        Utah's 1996 job growth of 5.3% ranked second to that of Nevada as the highest in the nation. For the fourth consecutive year, the state's job growth exceeded 5%, an unprecedented accomplishment in the post-World War II era. During the 1991-95 period, the state's average annual job growth rate was a remarkable 5.1%, also second highest nationally. The 1997 forecast gain of 4.3% is below that five-year trend. During the past five years, 211,000 jobs have been created in Utah, equivalent to 22% of the 1996 total nonagricultural employment. The state's labor force participation rate is considerably higher than the national average, with 83% of the state's men working and 61% of the state's women working, compared with the national averages of 75% of men and 59% of women. Accordingly, labor market tightness in several industries will remain evident in 1997.

        New employment gains were diversified in 1996. The construction employment surge of 12% (or 6,500 new jobs) followed gains of 14% in 1995 and 21% in 1994. A manufacturing jobs gain of 4.4% (or 5,500 jobs) was also very impressive. Service sector employment rose by 7.2%, while new jobs in trade grew by 4.8%. Government employment rose by only 1.5% and, as a percentage of total employment, was only 17% in 1996 compared with 22% in 1986. The state's federal defense employment of 11,300 jobs was down only 600 jobs, or 5%, from the previous year. Apparently, most of Utah's defense-related employment reduction is behind us. Conversion of military facilities to private industry, as is essentially complete in Tooele and beginning in Ogden, holds the promise of significant future job growth.

        Single-family building permits are expected to decrease by 5.1% (or by 775 units) in 1997, totaling 14,500 compared with 15,275 in 1996 and 13,904 in 1995. Total construction value in 1997 is projected to be $3.2 billion, a decline of 11% from the 1996 figure. The housing financing opportunities appear to be favorable in 1997. Slower net in-migration and employment growth, together with some indicators of softening in the housing market in late 1996, should combine to reduce the number of single-family housing starts by 5%.

        Multi-family building permits reached nearly 7,400 units in 1996, a gain of 15%. Salt Lake apartment vacancy rates apparently edged higher in 1996. In the second half of the year, apartment rental rates were about 3% higher than in the prior year. In 1997, construction of perhaps 6,000 apartment units is expected. While an oversupply of housing is not anticipated, a modestly reduced annual production in 1997 is appropriate.

        Real estate sales value in the Salt Lake City Multiple Listing Service during the January -November 1996 period was up 0.6% (to $1.37 billion), while the number of single-family homes and condominiums sold dropped 6% (to 9,616). Available inventory for sale in November 1996 was up more than 50%. Mortgage recordings during the first nine months of 1996 for new home and resale financings were $1.522 billion in Salt Lake County, an increase of 27%; $413 million in Utah County, an increase of 8%; $242 million in Weber County, an increase of 19%; and $130 million in Washington County, an increase of 16%.

        The median existing home sales price during the 1996 third quarter in the Salt Lake/ Ogden area was $123,100, an increase of 5.3% over the prior year, compared with a 16% gain in 1995. The average 1996 third-quarter residential sales price in the Salt Lake multiple listing area was $154,676, a gain of 7.0% from the year-earlier figure; however, that gain narrowed to only 1.2% in November. A First Security Bank analysis of housing affordability in Salt Lake County, using married filing jointly adjusted gross income, indicated that affordability in 1995 was generally the same as in 1988. The 1996 second quarter level of housing costs (ACCRA data) was 94.8% of the national average for Salt Lake City/Ogden, 114.9% for Provo/Orem, 119.0% for Logan, 84.3% for Cedar City, and 111.4% for St. George. The state's gross mortgage delinquency rate was 3.6% in September 1996, down from the year-earlier figure of 3.9% and slightly below the Mountain States' average of 3.8%.

        The commencement of the $4 billion, 10-year highway improvement and transportation project, combined with numerous other large commercial projects either announced or underway, should sustain rapid growth in Utah's commercial construction industry. A high level of construction activity is anticipated in 1997 for all major categories of commercial and industrial space. Commercial real estate vacancy rates in Salt Lake City in the third quarter of 1996 were 5.3% for office space, 4.4% for retail space, and 3.7% for industrial space. These rates are extremely low, suggesting the likelihood of additional space being constructed.

        Utah's taxable retail sales are forecast to increase by 6.7% in 1997, significantly below the 11% gain in 1996 and the 8.1% increase in 1995. New automobile sales may edge slightly higher in 1996, by 1.2%, following the 5.8% gain achieved in 1996. During the first 11 months of 1996, there were 278,247 tourism room night bookings that the Salt Lake Area Convention and Visitors Bureau sold to 292 groups. Plans have been completed for a $100 million retail shopping mall in Provo, with an expected opening in late 1998. Construction has begun on the $185 million Little America Hotel/Convention Center expansion.

        Utah bankruptcies during the first ten months of 1996 jumped by 26%, following a 12% decline in 1995. Higher debt levels and rising housing costs contributed to the increase. The consumer credit delinquency rate in Utah (indirect auto loans) in the third quarter of 1996 was 3.22%, higher than the 2.3% national average and significantly above the state's year-earlier level of 1.79%.

        Hotel and motel room tax collections for the January - September 1996 were approximately 6% above those of the prior year. The state's hotel occupancy rate during the first 11 months of 1996 was 74%, unchanged from the 1995 figure. Passenger totals at the Salt Lake International Airport rose by 15% during the first ten months of 1996, following a 5% annual increase in 1995.

        In conclusion, Utah's 1997 economic outlook remains highly favorable, but aggregate economic growth rates likely will not duplicate the extraordinary gains of the past two years. Interestingly, the modestly slower growth may help solve Utah's two most evident economic problems: an excessively tight labor market and escalating single-family home prices.

Source:  First Security Corporation

                           RETAILING INDUSTRY OVERVIEW

        Retail trade, a category that comprises businesses selling merchandise for personal use or household consumption, totaled $2.2 trillion in 1994 (latest data available). This amounted to 61% of the U.S. Gross Domestic Product. Government statistics break retail trade into two segments - nondurable and durable goods. Department and general merchandise stores, apparel and accessory stores, food and drugs stores, and restaurants typically sell nondurable goods.

        Nondurable sales totaled $1.1 trillion in 1994, slightly more than twice the dollar volume of durable goods sales. In 1994, nondurables accounted for 31% of personal consumption expenditures, and durables for about 15%. Building materials, automobiles, furniture, and household appliance sales comprise the bulk of the durable goods category. The balance went toward the purchase of services, a category that includes everything from medical care to hair styling.

        Retailing is also an important source of employment. As retail square footage grew in the 1970s and 1980s, jobs increased. Between 1970 and 1985, the number of Americans employed in retail jobs rose by 46%. In subsequent years, however, the confluence of over-expansion and slower economic growth resulted in less job creation. From 1985 through 1992, employment in retail trade advanced by only 12%. This reflects the industry's ongoing consolidation, as big companies get bigger and swallow the mom-and-pop stores and small chains. With their deep pockets, these companies are increasing capital expenditures for computer technology to lower labor costs and increase productivity. The U.S. Bureau of Labor Statistics forecasts growth in retail employment at 1.6% annually through 2005.

        Rocked by changing consumer behavior, the emergence of nimble new competitors, global economic expansion, and rapid technological advances, the retailing industry's performance standards have gone up, and its competitive benchmarks have grown tougher. Retailing these days is hardly business as usual. Achieving meaningful sales and earnings gains will be a struggle throughout the balance of this decade - and maybe a lot longer. The difficulties facing retailers have their roots in the confluence of two trends. First, U.S. consumers have a wide choice of stores competing for their favor, so the competitive landscape is red hot. Second, consumer spending is growing slowly as a result of a modestly growing economy and changing demographic and social factors. Thus, consumers have more choices where to shop than ever before, but at the same time have less interest in shopping. All in all, this is not a pretty picture for retailers.

        Maturity in an industry signals a number of important changes in the competitive environment. One such change is slowing sales gains. For the category of general merchandise, apparel, and furniture (GAF), sales gains slowed to an average annual increase of 5.4% from 1990 through 1994, from 7.5% in the preceding five years (1985 through 1989). Slower sales growth means more competition for market share. With companies unable to maintain historical growth rates merely by holding market share, attention has turned toward drawing business away from the competition. This has resulted in price and promotional warfare as a method of maintaining and attracting sales. This process is self-defeating, however. Although sales may get a boost in the short run, consumers eventually come to expect sale and promotions and hesitate to buy in their absence. The result for the retailer is lost income and credibility.

        Another measure of an industry's maturity is capacity. In retailing, this is measured by the amount of retail space available. America currently boasts some 18 square feet of retail space for every man, woman, and child in the country - more than sufficient for the present and enough to accommodate any reasonable population growth in the future. One result of this overcapacity is a slowdown in new regional shopping mall construction. During the 1970s, about 25 new regional shopping centers opened in a typical year; that pace slowed to five malls in 1993 and four in 1994. The total amount of shopping center space (measured in square feet) increased by just 1.8% in 1994.

        In the past, retailers could increase sales simply by opening new stores. Strong economic growth and vigorous consumer spending made this possible and feasible. For most of the 1970s and through the mid-1980s, retailers achieved earnings growth by adding new units and expanding existing stores. The resultant higher volume meant lower operating costs as a percentage of sales and enabled retailers to produce solid earnings gains year after year.

        Today, however, slower economic growth and a decrease in consumer spending for such nondurable items as apparel and footwear have put retailers to the test. Adding new store space only results in declining productivity, on a sales per square foot basis. In order to secure solid earnings growth in the future, retailers are closing money-losing and marginal stores and pruning weak divisions. In response to encroachments on their retail turf and to shrinking business opportunities for growth in their traditional businesses, companies have consolidated divisions and invested in technology to drive down costs. But beyond reducing overhead, retailers face the biggest hurdle of all: consistent sales gains.

        When the economy is strong - with solid job prospects and good income growth consumers are more willing to make purchases. Consequently, retail analysts monitor a number of key economic indicators, including the unemployment rate, interest rates, and inflation. In addition, changes in real disposable income are leading indicators of shifts in spending patterns. When the economy is weak, some people lose their jobs and other worry about their own job security. Obviously, this puts a damper on spending. Conversely, when the economy is strong, consumers spend more freely. The ups and downs of the economy are reflected in consumer sentiment. Throughout much of the 1980s, for example, consumers went on a spending binge and increased their borrowings to pay for it. In 1991 and 1992, however, consumer optimism turned to gloom and paying down debt became a priority. Consumer spending picked up in 1993 and 1994, as the economy perked up and new jobs were created. However, retailers are now again beginning to see a slowdown in sales, in tandem with reduced economic growth.

        Consumer sentiment is a gauge that helps to measure and to understand these shifts in spending patterns. Two widely followed surveys that measure just how optimistic people are about the future are conducted by the University of Michigan and the Conference Board. Such surveys are just one gauge that can help retailers determine consumers' buying plans.

        Retailers also stay on top of demographic trends. Changes in population growth for given age groups are particularly important for retailers targeting a specific market. Among other key demographic trends, the number of household formations is of particular importance to retailers of furniture, appliances, and other household goods.

Demographic Trends and Consumer Attitudes

        In retailing, the consumer is always at center stage. As a result, understanding demographic trends is essential to forecasting demand for consumer products. For much of the 20th century, Americans have been accustomed to an increasing population and a growing number of households, both of which create demand for housing, consumer goods, and services. In recent years, however, population growth has slowed. Furthermore, powerful demographic forces are transforming the nation's consumer markets. Both the population and lifestyles are increasingly diverse. Immigration is fueling population growth, the median age of Americans is rising, and the "typical" American family barely exists anymore.

        As a result of changing consumer attitudes and shopping patterns, the marketplace of the 1990s is complex. The retailer that analyzes population trends and anticipates shifts in attitudes and shopping patterns can develop a profitable merchandise mix for meeting demand.

        The U.S. population totaled about 262 million at the end of 1994. From an average annual increase of 1.7% in the 1970s, population growth slowed to less than 1.0% a year in the 1980s. So far in the 1990s, annual gains have exceeded 1%. But looking at population growth in the aggregate doesn't tell the whole story. The increase has been fueled by more births than expected (averaging 4.1 million annually since 1990) and the highest level of immigration in almost 100 years. To better understand the marketplace, one needs to focus on the changing age structure of Americans, immigration trends, and geographic growth.

        More has been written about the baby boom generation than any other in American history. One reason is its sheer size. Over 70 million well-educated Americans - 30% of the U.S. population - is a cohort that cannot be ignored. Between 1946 and 1964, the baby boom period, an average of 4.0 million children were born each year.

        As the boomers reached adulthood in the 1970s and 1980s, growth in the adult population advanced by well over 2% annually. The number of household formations rose strongly as well: 2.5% annual gains were seen between 1970 and 1980. And since setting up a household is a major expense - involving purchases of furniture, appliances, and other home goods - the market for consumer goods soared. This increased spending percolated through many retail sectors.

        During the 1990s, the baby boomers will swell the ranks of adults aged 45 to 54, typically the peak earning years. Of course, these are also years when financial and personal priorities change. For those with college-bound offspring, tuition payments await. In addition, retirement looms in the not-too-distant future. Therefore, saving not spending - takes precedence.

        By the late 1960s and early 1970s, the annual number of births declined quite sharply. This was due in large part to women marrying and having children at a later age. Women who are older when they assume family responsibilities tend to have fewer children; many also remain in the work force. With fewer children, expenditures for everyday needs are lower, leaving more dollars available for discretionary spending.

        The relatively small baby bust cohort began reaching adulthood in the late 1980s. Today, annual growth in the adult population is just over half what it was in the 1970s and 1980s. Fewer young people reaching adulthood mean fewer new households being formed. In the past, population growth and increased household formations boosted retail sales. But from 1990 through 1993, household formations increased by only 0.8% annually, down two-thirds from the annual gains registered between 1970 and 1980. Although the Census Bureau is projecting an uptick in formations to just over 1% annually through the end of this decade, the growth will be mostly in single person households, which will give sales only a tepid boost.

        From 1990 through 1994, the number of births in the U.S. averaged 4.1 million a year, up from an average of 3.7 million annually in the preceding decade. According to the Census Bureau, the population of children under five years of age reached 19.7 million in 1993, up from 16.3 million in 1980. Furthermore, the number of Americans aged 65 and older is rising at more than twice the rate of increase in the general population. By the year 2000, 13% of Americans will be at least 65 years of age. The U.S. will have even more gray hairs as we move into the 21st century, and the boomers begin to reach age 65.

        True to America's roots, recent population increases have been fueled by immigration. Between 1990 and 1994, some 4.6 million immigrants came to the U.S., the highest five-year total since the turn of the century and 31% higher than in the 1985-89 period, according to American Demographics. Asians and other races are America's fastest growing minority segment. Ethnic background influences the way people shop and what they buy. Clearly, understanding these differences is important for a retailer. Where these new people live is another consideration. Hispanics and Asians, for example, are more geographically concentrated than blacks: nearly two-thirds of Hispanics live in Florida, Texas, and California. 56% of Asians live in California, New York, and Hawaii. These facts mean that more and more retailers are finding it highly profitable to engage in micromarketing - tailoring each store's merchandise mix to the population segment in its trade area. Technology, such as point-of-sale scanning at the register, simplifies this task.

        In retailing, it is axiomatic that location is important. Companies often target areas where the population is growing, because this translates into increased sales. Retailers have sophisticated models of the U.S. based on the Census Bureau's metropolitan statistical areas (MSAs). Companies can plug Census statistics into their own models of profitability. This helps retailers determine future expansion plans.

        In the United States, the South and West are two areas where rapid population growth has been the trend for four decades. Of the ten fastest growing states, eight are in the West. In the Northeast, on the other hand, population gains have been slight. So, other things being equal, a retailer that serves areas where the population is growing would be expected to show above-average sales increases.

        According to American Demographics, more and more of America's wealth is concentrated in the top fifth of households, while the middle class is stagnating. In 1992 (latest data available), 11% of U.S. households had incomes of $75,000 or over, up from 5.9% in 1970. Those in the $25,000 to $74,999 bracket dropped to 48% of all households, from 56% in 1970. On an inflation-adjusted basis, the squeeze of middle income Americans is even more apparent: real median income of all households rose by only 3.8% in the 22 years from 1970 through 1992. A recent study sponsored by Merrill Lynch & Co. showed that the average middle-aged American had about $2,600 in net financial assets, excluding pensions. No doubt this has contributed to the angry mood of many Americans.

        But drawing the conclusion that retailers should shift gears by targeting the affluent and selling upscale merchandise is not necessarily the correct strategy. The strength is in the middle, as retailers such as J.C. Penney and Sears understand. In 1993, the number of U.S. households totaled 96 million.

Of this total, almost half (some 46 million households) were in the middle income range ($25,000 to $75,000), versus 11 million in the upper income strata (above $75,000). Thus, even with lower household income, the middle market has enormous scale.

        The upscale market, however, is not one that should be ignored. The Conference Board, a New York-based research firm, projects there will be a 35% rise in the number of households with incomes of $50,000 to $100,000 or more by the end of the decade, while the number of households with annual earnings of less than $50,000 will remain about the same. As the well-educated boomers age, they will account for a large portion of the entire anticipated increase in the nation's total household income. Some two-thirds of these are husband-wife families, with the wives in the workforce.

        As Americans reassess their expectations about the future, a new mood has taken hold. It is more than the demographics of an aging population or middle income Americans' belief that the American dream is fading for their families. Many diverse trends are converging, the combination of which should result in slower growth in consumer spending for the balance of the 1990s. Shopping patterns will reflect a fundamental shift in consumers' attitudes toward spending, value, convenience, and the attractiveness of traditional retail outlets.

        The retailing buzzword of the 1990s is value. But value is in the eye of the beholder: it can mean price, quality, service, convenience, or some combination of all of these. Whatever the definition of value may be, it's clear that retailers' pricing policies, particularly the institutionalization of sales, have encouraged consumers to shop for bargains and to distrust traditional sales and sale prices. According to a 1993 study by Kurt Salmon Associates, a consulting firm located in New York City, 95% of the respondents believe that initial markups are set artificially high to pave the way for future markdowns.

        Consumers' attempt to limit the time spent shopping stands out markedly in recent research. In fact, it is so prevalent that this trend has been dubbed "precision shopping". Indeed, shopping is now considered a chore rather than a recreational activity, as it was in the 1980s. The upside of this is that consumers are spending more on each store visit. Shoppers are more purposeful in their shopping ventures. With over half of the work force being female, there are many time-pressured, working mothers. As a result, convenience has become an important part of a pleasurable shopping experience. This means a full stock of merchandise, good service (which includes everything from personalized service to full assortments of well-marked, self-service items), and quick checkout.

Retailing Capital Spending

        Today, retailing is a zero-sum game: growth in sales and profits is achieved primarily at the expense of the competition. Successful retailing now depends on sophisticated planning and the use of technology. Although retailing does not require investment in heavy machinery or equipment, capital expenditures are an important element in the retailer's growth, competitive position, and maximizing its return on assets. Thus, the current competitive climate requires that companies be solidly financed and have deep pockets for investment.

        In retailing there are several kinds of capital investments: new stores, remodels and repairs to existing locations, distribution centers, and new and upgraded technology. When a retailer is replacing equipment or renovating an existing location, the financing alternatives available are the same: the company can pay cash generated from existing operations, borrow the funds, or lease the equipment. Store expansion, however, presents other alternatives, such as buying or leasing the real estate, franchising the store, or purchasing stores from another retailer.

        Capital budgeting is usually completed on both an annual basis and with five-year projections. It is the realization of a company's long-term strategic plan and outlines such broad goals as acquisition strategy, the number of stores the market can tolerate, and new store formats to be developed. Objectives are formulated in the form of quantifiable results. In sum, the capital budget is a long-range plan for growth and increased profitability.

        A company's cash flow - after-tax earnings (cash inflow) plus depreciation (a non-cash item) - determines how much money can be allocated to capital expenditures. The amount of cash flow set aside to fund capital expenditures varies, both by company and by retail segment. Using a department store as an example, some 60% of cash flow could be allocated to building new stores and remodeling and upgrading older ones; the balance could be earmarked for normal operating expenses, interest expense and taxes, dividends, and increases in working capital. There are no hard and fast rules, however: companies with strong and steady cash flows can exceed this level. Wal-Mart Stores, for example, has an aggressive capital expenditure program and puts all of its cash flow into new store development.

        Since investments should contribute to a company's financial results, each potential new project is subjected to a cost-benefit analysis. After scrutinizing the projected return on investment (ROI), some projects are accepted and others rejected. Each company has differing basic assumptions in its capital expenditure model, based on the expected lives of the assets, cash flow, and the cost of capital.

The Retail Building Supply Industry

        The retail building supply industry had a tough time in 1996. Early in the year, retailers were able to attribute some weak same-store sales comparisons to the brutal winter weather in the East and Midwest. In fact, stronger sales of products designed for in-home use, as opposed to outdoor construction materials, indicated that the weather was a big factor. But, while the second quarter was better, building supply retailers have a new worry from rising interest rates and their negative effect on housing construction. In more recent months, sluggish construction markets have been holding back the industry. The correlation between home construction and retail building supply industry sales has probably been reduced by the industry's increased emphasis on home decor and similar products. Still, housing turnover is likely to remain an important factor for the industry.

        Two trends are reshaping the retail building supply industry. First is a trend toward larger and larger stores, with bigger selections and more categories of goods. Second is a trend toward expansion among the strongest regional chains.

        Home Depot continues to set the standard for the industry with its warehouse superstores. The retailer leads the pack in terms of overall sales, sales-per-store, and profitability. Home Depot is the most aggressive industry player, expanding in its own existing markets and in other regions. The traditional method of stocking chain stores through a centralized distribution center is not disappearing. Lowe's Companies has achieved a successful turnaround and transformation by sticking to this format. Other retailers in the industry are attempting to remodel themselves to fit the Home Depot mold. But many are hampered by inefficient store designs and tired images.

        Home Depot has grown in a little more than a decade from a tiny Atlanta chain to the dominant force in building supply retailing by building more than 500 "big box" warehouse superstores, with additional new ones opening at a pace of about one every four days. Home Depot's new stores run upwards of 110,000 square feet and carry some 35,000 separate items. The warehouse format eliminates the traditional "back room", placing merchandise directly on the sales floor. Also, the retailer has eliminated distribution centers. Instead, it has merchandise shipped directly from the manufacturer or wholesaler to each individual store. This process is efficient because of the tremendous volume - an average of about $750,000 a week - that each store generates. Home Depot made a rare misstep last year with the creation of a new Crossroads store aimed at rural markets. The retailer has since merged the division into its existing geographic segments. Home Depot will continue to add about 90 stores a year in its existing markets and in new territories.

        The warehouse superstore business creates economies of scale, both on the individual store level and on the chainwide level. For one thing, larger chains have market power on the buying side. Hence, they are able to extract the best prices from suppliers. Also, it requires a sophisticated inventory management and control system to keep a large store properly stocked, so as to avoid running out of items but also to avoid excess carrying costs. Once such a computerized system is designed, it is comparatively cheap to install it in each additional store.

        Lowe's Companies has been successful in opening superstores in markets generally deemed too small for Home Depot or where the competition is otherwise not as severe. Lowe's operates with a centralized distribution warehouse in each given region in which it operates. The advantage to Lowe's is that it can maintain less overall inventory by replenishing several stores out of one warehouse.

Lowe's likes to locate near Wal-Mart stores, which serve similar-size markets but offer a different merchandise mix. Lowe's is opening about one new store a week.

        Other companies in the industry have tried to copy Home Depot, but with limited success. Smaller retailers are finding it difficult to compete in the superstore era. Mid-Atlantic based Hechinger has been struggling to reconfigure its older, company-name stores while also building a new chain, "Home Quarters Warehouse", that is clearly modeled after the industry leader, Home Depot. Grossman's, a once-leading building supply retailer in New England, has filed for bankruptcy protection after closing all of its company-name stores and is now trying to recreate itself through its Contractors' Warehouse division. Wolohan Lumber is experimenting with different product mixes to combat the growing warehouse store competition in its Midwest region.

        The retail building supply industry is generally divided into two segments: professional tradespeople and general consumers. There is considerable overlap but also some distinct differences between the store features demanded by professional customers and by general consumers. Professional customers require ease of access, early opening hours, consistent availability of commodity materials and supplies, and low prices. Consumers tend to be drawn in by late and weekend opening hours, availability of "impulse" items, and also by wide inventories and low prices. To generate the volume necessary to support a warehouse superstore, Home Depot works to appeal to all customer segments. To the extent that there is overlap (or at least a lack of contradiction) between the demands of the two groups, the retailer appeals to both (for example, it opens early and stays open late). But Home Depot and other consumer-oriented retailers are unable to meet some of the needs of professionals, particularly in regard to specialty items. This means that companies that focus on specialty items and narrower markets can still prosper in this environment.

        As mentioned above, the outlook for building supplies retailers and lumber yards (such as those owned by Utah Service) is closely correlated with the outlook for new residential construction. The housing market has proven surprisingly resilient on the macroeconomic level despite the moderate upward trend in mortgage rates, offering further evidence that it takes some time for higher rates to stifle housing demand. On the other hand, with fixed 30-year commitments now hovering modestly above 8%, mortgage rates are still favorable by historical comparison.

        Despite the fact that May 1996 new home sales jumped by 7.5%, the latest company-specific data provide a less bullish picture of housing demand. Most builders indicate that new-order growth is definitely slowing, with flat to slightly down order comparisons reported for June. This development is largely a product of two factors. For one, mortgage rates are now more than a full percentage point higher than they were at the start of the year. For another, most homebuilders faced very difficult order comparisons with the prior year.

        Several builders reported record backlogs going into the second quarter of 1996. As such, despite the recent slowdown in new orders, relative performance of homebuilders is likely to remain quite favorable at least through the next couple of quarters. However, 1997 could be a different story. If mortgage rates continue to drift higher and order growth continues to stall, earnings for homebuilders could be down significantly in 1997. Any tangible signs of either an accelerating economy or inflation would more likely than not send interest rates higher. Such a scenario would definitely undermine the future profitability of homebuilders.

        Another factor that affects demand for new housing is employment growth and consumer uneasiness about employment prospects and job security. Ever since recessionary conditions kicked off the 1990s, corporate America has been aggressively consolidating operations, cutting expenses, and lopping positions off the payroll. Despite the overall employment gains in recent years, worker have grown more uneasy about the general employment picture. As such, they are more likely to hesitate before making home purchases. Slower job creation and lessening employment security will likely restrict the level of new home sales in upcoming periods.

        Data from the U.S. Census Bureau shows that both birth rates and the annual number of births declined from the mid-1960s through the mid-1970s. Because individuals between the ages of 25 and 34 typically account for a large portion of first-time buyers, homebuilders could logically anticipate fewer first-time home sales in the 1990s. Despite this theory, Chicago Title & Trust's Annual Survey declared that the number of first-time buyers climbed in 1994. This represented both an increase from the 46.0% posted in 1993 and one of the highest levels recorded since the survey's inception in 1976.

        According to Chicago Title, two major factors accounted for this phenomenon. First, 1994's rising interest rates prodded many first-time buyers into action out of fear that rates would increase further. In contrast to "move-up" buyers, who can wait until mortgage rates become more buyer-friendly, first-time buyers often remain in the market during periods of rising interest rates because, for many, a home purchase is not entirely a discretionary move. The second factor is the growing level of immigration to the United States, which is also quite important to the homebuilding market's long-term strength. The changes in U.S. immigration laws in 1990 brought about a higher level of immigration than had been forecast. According to a study conducted in 1994 by Harvard University's Joint Center for Housing Studies, the number of U.S. household formations in the 1990s could actually exceed those of the prior decade, despite the declining numbers of U.S.-born citizens between the ages of 25 and 34.

        Not surprisingly, cost has been established as one of the most important components of housing demand. Boding well for first-time buyers is the conclusion by the Joint Center for Housing Studies that housing costs hit a five-year low during 1994. The study determined that the total annual after-tax cost of owning a first-time home fell to $5,839 in 1994 from $6,183 in 1993. This marked the first time since 1980 that annual costs had dropped below $6,000. Furthermore, housing costs as a percent of income for entry-level buyers remained unchanged in 1994 at 29.8%, which was its lowest rate since 1978. To get a better perspective of how favorable that ratio is, in 1982 the percentage hit its highest rate, at 44.5%.

        Despite these positive affordability factors, a variety of barriers remain. First-time buyers continue to battle the age-old problem of upfront costs. Assuming a 20% downpayment and typical closing costs, the Harvard study concluded that an entry-level buyer would need $14,200 to initiate a purchase motion. But with renters' median net wealth amounting to a mere $2,500 in 1994, entry-level buyers face a daunting task in undertaking home ownership. The National Association of Realtors' housing affordability index contains a measure of the general population's ability to afford the purchase of a home. Based on interest rates and underwriting standards, the median family income in the second quarter of 1995 covered 124.4% of the income necessary to purchase a median-priced home, which was $133,000 in that quarter.

        Home prices have changed very little in the last few years. As a result, most consumers now view home purchases strictly as an acquisition of shelter rather than an investment. According to figures provided by the National Association of Realtors, the median sale price of new and existing homes in the United States was $117,600 in September 1995. This represents only a 4% increase from the previous year, and a 22% increase from the level reached five years earlier. To make matters worse, an index prepared by Case Shiller Weiss Inc. reports that, in inflation-adjusted terms, U.S. home prices actually dropped more than 10% between the first quarters of 1990 and 1995. Those performances are a far cry from the 1970s, when median home prices compounded at better than a 10% annual pace and exceeded inflation by some 50%. Given this data, it would be logical to believe that many people are apt to continue living in rental units and might look toward stocks and other financial assets - rather than homes - for investment.

        A second negative condition is the position of the economic cycle. The homebuilding industry generally experiences its strongest performance upon emerging from recessionary conditions, because demand tends to accumulate during periods lacking economic growth. With the economic upturn entering its sixth year in 1996, however, much of this pent-up demand has already been satisfied. Although there may still be many existing factors left to drive housing demand, this low level of pent-up demand could instead play a part in restricting its growth.

        Although the above discussion of the U.S. homebuilding market has been in general terms, the national market is far from homogeneous; trends vary widely from region to region. During the last few years, the strongest housing activity has been in the Rocky Mountain and Sunbelt regions. While state-by-state factors differ, in recent years those two regions have experienced the nation's strongest employment and population growth, stimulating homebuilding booms across the regions. In addition, many individuals have chosen the warm-weather Sunbelt states as a place to retire or build a second home. These regions are anticipated to remain the country's strongest housing markets in upcoming years.

        On the other side, the weaker housing markets in recent years have included the Northeast, which has yet to recover the 1.5 million jobs lost to slow economic times between 1989 and 1992; the mid-Atlantic, which has suffered from sluggish employment trends; and southern California, which has not yet emerged from recessionary conditions and has been further hurt by government defense industry cuts and a large migration of residents to neighboring states.

Sources:  Standard & Poor's Industry Surveys
          Value Line Investment Survey

                                FINANCIAL REVIEW

        The financial performance of Utah Service was generally excellent over the time period examined in this report, comprised of the six years ended December 31, 1991 through 1996. Selected financial ratios for the Company are contained in Exhibit 1; financial statement summaries (including common size and growth trend analyses) are contained in Appendix A.

        As can be seen from Exhibit 1 and Appendix A, Utah Service's sales grew rapidly over the 1991-95 period, but then declined somewhat in 1996. Sales increased from $4.68 million in 1991 to $6.90 million (or by 47.4%) in 1992, to $9.16 million (or by 32.8%) in 1993, to $11.54 million (or by 26.1%) in 1994, and to $13.58 million (or by 17.7%) in 1995, but then fell slightly to $13.11 million (or by 3.5%) in 1996. Sales averaged $9.83 million over the 1991-96 period, and grew at a compound annual rate of 22.9% during the period.

        Hardware, lumber and building sales comprised an average of 71.6% of total sales over the 1991-96 period. Hardware, lumber and building sales grew from 66.6% of total sales in 1991 to 70.2% in 1992 and to a peak of 75.7% in 1993, then fell to 73.8% of sales in 1994, 74.1% in 1995, and only 69.5% in 1996. Hardware, lumber and building sales increased at a compound annual rate of 23.9% over the period. Industrial and automotive sales averaged only 6.5% of total sales over the period, with an even lower 1996 figure of 6.2%. Industrial and automotive sales increased at a compound annual rate of 15.8% during the period. Gasoline and diesel fuel sales averaged 19.2% of total sales during the period, but increased substantially in 1996, from the 1995 figure of 17.6% of total sales to 21.5% in 1996. Gasoline and diesel fuel sales grew at a compound annual rate of 22.0% during the period. Finally, grocery and convenience item sales averaged only 2.5% of total sales over the period (similar to the 1996 figure of 2.7%), and grew at a compound annual rate of 24.0% during the period.

        One adjustment has been made to the reported net income of Utah Service in each year of the 1991-96 period. Since the methodology employed in this report estimates the value of Utah Service by adding to the value of the Company's operations the value of its nonoperating assets, the income generated by these nonoperating assets (e.g., rental income) has been eliminated from the reported net income of the Company in each year of the period. This adjustment is made so that the value of these nonoperating assets is not double-counted.

        As was the case with sales, Utah Service's adjusted net income increased significantly over the 1991-96 period. Adjusted net income grew from $154,800 in 1991 to $286,700 (or by 85.2%) in 1992, to $353,800 (or by 23.4%) in 1993, and
to a period high figure of $454,700 (or by 28.5%) in 1994, fell to $341,100 (or by 25.0%) in 1995, then increased again to $410,200 (or by 20.3%) in 1996.
Adjusted net income averaged $333,600 over the 1991-96 period, and grew at a compound annual rate of 21.5% during the period, virtually identical to the compound annual growth rate in sales over the period of 22.9%.

        The Company's adjusted cash flow from operations (or adjusted net income plus non-cash depreciation expense) likewise increased from $202,500 in 1991 to $347,600 (or by 71.7%) in 1992, to $438,200 (or by 26.1%) in 1993, and to
$536,600 (or by 22.5%) in 1994, fell to $471,100 (or by 12.2%) in 1995, then improved to $538,200 (or by 14.2%) in 1996. Adjusted operating cash flow averaged $422,400 over the 1991-96 period, and grew at a compound annual rate of 21.6% during the period, virtually identical to both the compound annual growth rate in adjusted earnings over the period of 21.5% and the compound annual growth rate in sales over the period of 22.9%.

        Utah Service's gross profit margin declined over the 1991-95 period, from 18.0% in 1991 to 17.0% in 1992, 16.0% in 1993, 15.2% in 1994, and 14.3% in
1995, but then improved to 16.7% in 1996. The Company's gross margin averaged 16.2% over the 1991-96 period. Gross margin for the hardware store declined from 15.7% in 1991 to 15.0% in 1992, 14.0% in 1993, 13.2% in 1994, and 12.6% in 1995,
but then improved to 14.4% in 1996, similar to the period average figure of 14.1%. Gross margin for the gasoline/convenience store was very low throughout the period, declining from 2.3% in 1991 to 2.0% in both 1992 and 1993, 1.9% in 1994, and 1.8% in 1995, before improving back to 2.3% in 1996. Gasoline/ convenience store gross margin averaged 2.1% over the 1991-96 period.

        Utah Service's operating expenses as a percent of sales fell from 15.9% in 1991 to 12.6% in 1993, 10.8% in 1994, and 9.7% in 1995, then increased to
11.0% in 1995 and to 12.4% in 1996. Operating expenses averaged 12.1% of sales during the 1991-96 period. The Company's operating margin improved from 2.1% in 1991 to 4.4% in 1992, 5.2% in 1993, and 5.5% in 1994, declined to 3.3% in 1995, then recovered to 4.3% in 1996. Operating margin averaged 4.1% over the 1991-96 period. Interest expense as a percent of sales was negligible over the period, averaging only 0.1%, with 1995 and 1996 figures of 0.2% (or $22,500 in 1995 and $28,100 in 1996). Finally, adjusted other income (comprised of service charge income, discounts earned, and bad debt and miscellaneous income, but excluding rental income) was significant over the 1991-96 period, averaging $108,700, or 1.3% of sales, during the period. The 1996 figure was even higher, at $124,700.

        Utah Service's total asset turnover ratio, which measures the efficiency with which the assets of the Company are utilized, increased from 1.8 times in 1991 to 2.3 times in 1992, 2.8 times in 1993, and 3.3 times in 1994, then fell slightly to 3.2 times in 1995 and to 3.0 times in 1996. Total asset turnover averaged 2.7 times over the 1991-96 period. Receivables turnover averaged 8.8 times during the period, ranging between 6.9 times (in 1995) and 10.7 times (in
1994), with a 1996 figure of 10.3 times. Inventory turnover grew rapidly over the 1991-95 period, from 4.6 times in 1991 to 6.6 times in 1992, 8.4 times in 1993, 9.8 times in 1994, and 17.4 times in 1995, but then fell to only 8.4 times in 1996. Inventory turnover averaged 9.2 times during the 1991-96 period. Finally, fixed asset turnover increased from 8.6 times in 1991 to 13.1 times in 1992, 17.6 times in 1993, and 22.7 times in 1994, before declining to 10.0 times in 1995 and 10.4 times in 1996 (with the decline resulting from the significant increase in the Company's fixed asset base as the new hardware store was completed and opened in 1995). Fixed asset turnover averaged 13.7 times over the 1991-96 period.

        Utah Service's adjusted net margin (adjusted after-tax net income as a percent of sales) remained relatively stable over the 1991-96 period, at 3.3% in 1991, 4.2% in 1992, 3.9% in both 1993 and 1994, 2.5% in 1995, and 3.1% in 1996.
Adjusted net margin averaged 3.5% during the period. The Company's adjusted return on assets averaged an excellent 9.5% during the period, with figures of 5.9% in 1991, 9.7% in 1992, 10.8% in 1993, 13.0% in 1994, 8.0% in 1995, and 9.5%
in 1996. Adjusted return on equity averaged 11.3% during the period, with figures of 6.7% in 1991, 11.5% in 1992, 13.0% in 1993, 14.7% in 1994, 10.3% in
1995, and 11.3% in 1996.

        Utah Service's financial risk was very low throughout the 1991-96 period. The Company's total debt as a percent of total assets averaged only 15.9% over the 1991-96 period, with a virtually identical 1996 figure of 16.3%. The Company's shareholders' equity as a percent of total assets was correspondingly very high throughout the period, averaging 84.1%, with a similar 1996 figure of 83.7%. The Company's long-term debt to equity ratio was only 11.2% in 1995 and 5.5% in 1996, with a 1991-96 period average figure of only 2.8%; the Company had no long-term debt at all during the 1991-94 period, but incurred some long-term debt in 1995 to build the new hardware store. The Company's liquidity (current and quick) ratios were excellent throughout the 1991-96 period, averaging 5.8 times and 3.8 times, respectively, with similar 1996 figures of 6.1 times and 3.5 times, respectively. Finally, the Company's adjusted interest coverage ratio was very high in both 1995 and 1996, at 24.8 times and 24.6 times, respectively; the Company had no interest expense at all during the 1991-94 period.

        As of December 31, 1996 (the date of the most recent balance sheet available), Utah Service had total assets of $4.32 million, comprised primarily of $3.06 million (or 70.8% of total assets) in current assets (primarily accounts receivable of $1.27 million, inventories of $1.30 million, and cash of $.48 million) and $1.26 million (or 29.1% of total assets) in net depreciated property, plant and equipment. As of the same date, the Company had current liabilities of $.50 million, long-term debt of $.20 million, total debt of $.70 million, shareholders' equity of $3.62 million, and positive working capital of $2.55 million.

        Utah Service paid dividends to its shareholders in the amounts of $162,300 (or 104.8% of earnings) in 1991, $112,400 (39.2%) in 1992, $131,300
(37.1%) in 1993, $111,800 (24.6%) in 1994, $108,300 (31.8%) in 1995, and
$108,300 (26.4%) in 1996. The Company's dividend payout ratio (or dividends as a percent of net income) averaged 31.8% during the 1992-96 period.

                            CROSS-SECTIONAL ANALYSIS

        To acquire a better impression of Utah Service's 1996 performance, its record is compared with the average experience of other hardware retailers with annual sales of between $10 - $25 million. Financial data on companies in the hardware retailing industry is collected by Robert Morris Associates, Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies (see Appendix B). Although the activities of the companies in the group may not be totally consistent with those of Utah Service, the information is nevertheless considered representative of firms engaged in the same types of activities as the Company. As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

        Exhibit 2 displays selected 1996 statistics for Utah Service and the average of other hardware retailers. Several differences are evident. The Company had a somewhat different asset composition when compared with the industry average, with slightly lower current assets (70.8% vs. 73.9%) and significantly higher fixed assets (29.1% vs. 14.8%) as a percent of total assets. The Company had higher cash (11.1% vs. 4.4%) and receivables (29.4% vs. 19.8%), but much lower inventory (30.1% vs. 48.2%) as a percent of total assets relative to the industry average.

        Utah Service had a much less leveraged 1996 capital structure when compared with the industry average. The Company had much lower current liabilities (11.7% vs. 41.9%), slightly lower long-term debt (4.6% vs. 7.7%), and much lower total debt (16.3% vs. 61.1%) as a percent of total assets. The Company's net worth as a percent of total assets was correspondingly well above the industry average figure (83.7% vs. 38.9%).

        Utah Service's 1996 gross margin was well below that of the industry average (16.7% vs. 30.6%). This large disparity is likely primarily a function of different expense accounting classifications by the Company relative to the sample group, rather than any extreme differential in the cost/selling price relationship of the products which the Company sells. It is further a function of the very low margin gasoline/convenience store operations of the Company. In any event, this negative gross margin differential was more than offset by the Company's much lower operating expenses as a percent of sales (12.4% vs. 27.5%), resulting in the Company's operating margin being somewhat above that of the industry average (4.3% vs. 3.1%). This differential was further magnified in the adjusted before-tax return on sales figure by the Company's relatively low level of interest expense and relatively high level of other income as a percent of sales, with the Company's adjusted pre-tax net margin of 5.0% being well above the industry average figure of 2.3%.

        Utah Service's 1996 total asset turnover was slightly above that of the industry average (3.0 times vs. 2.7 times). The Company had similar receivables turnover (10.3 times vs. 10.7 times), much higher inventory turnover (8.4 times vs. 3.8 times), and significantly lower fixed asset turnover (10.4 times vs.
29.0 times) relative to the industry average.

        The combination of the Company's much higher adjusted pre-tax margin with its somewhat higher total asset turnover resulted in a 1996 adjusted before-tax return on asset ratio well above that of the industry average (15.3% vs. 4.4%). This differential was reduced in the adjusted before-tax return on equity ratio by the much lower relative level of financial leverage deployed in the Company's capital structure; still, the Company's figure of 18.3% remained above the industry average figure of 12.2%.

        Finally, Utah Service's financial risk appears to be well below that of the industry average, as reflected by the Company's much lower 1996 total debt to equity ratio (0.2 times vs. 1.7 times), its much higher liquidity ratios (current ratio of 6.1 times and quick ratio of 3.5 times vs. the industry average figures of 1.8 times and 0.6 times, respectively), and its much higher adjusted interest coverage ratio (24.6 times vs. 2.7 times).

        In summary, Utah Service's 1996 financial performance appeared to be generally superior to that of the average firm in the industry in terms of profitability, asset utilization efficiency, and financial strength.

                               ESTIMATES OF VALUE

        Four widely recognized approaches are utilized to estimate the fair market enterprise value of Utah Service as of June 30, 1997: book value (including liquidation value), transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, the nature of the security being valued and the expected income of the subject security must be discussed.

                             Nature of the Security

        The value of a security is influenced by many of its characteristics, including control and marketability.

Control

        The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. The purpose of this report is to estimate the fair market enterprise value of Utah Service. Therefore, a premium for control is applicable.

Marketability

        The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. There are, however, certain marketability differences between Utah Service securities and publicly traded securities. An owner of publicly traded securities can know at all times the market value of his holding. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

        Such is not the case with an investment in the common stock of Utah Service, being a privately held company. There is no ready market for the Company's common stock, and no assurance of finding a buyer at any price. Consequently, liquidating a position in the Company could well be a more costly and time-consuming process than liquidating stock in publicly traded firms. Therefore, a discount relative to the values of publicly traded securities should be applied to the value of Utah Service securities to reflect this limited marketability.

                            Normalization of Earnings

        The reported net income of a typical firm is subject to random fluctuations as well as external and internal shocks. Thus, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to apply the market value approach to.

        Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. As previously mentioned in the Financial Review section of this report (see page 31), one adjustment has been made to the reported net income of Utah Service in an attempt to more accurately ascertain the Company's earnings generating capacity. That adjustment involved elimination from the reported net income of the Company the rental income generated by the Company's nonoperating assets in each year of the

1991-96 period, since the Company is being valued by adding its value as an operating, going concern to its nonoperating assets. The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings.

        Several procedures are used to normalize and project earnings. These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis), past net margins applied to statistically derived sales estimates, and Company projections.

Regression Analysis

        Regression analysis is a statistical method which fixes a trend line to actual data over time. Income estimates can be made by extending the trend line into the future. A trend line correlation coefficient near 1.0 means that there is a close association between the trend line and the actual data and suggests that the data have a high degree of predictability. There are two types of trend lines associated with regression analysis: a linear trend line, which assumes a constant amount increase for each period; and a logarithmic trend line, which assumes a constant percentage increase for each period.

Past Averages

        The second method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to sales forecasts to derive net income forecasts. The rationale is that sales tend to be more stable than net income.

Company Projections

        Income statement projections for the five year period 1997-2001 have been prepared based on analysis of Utah Service's historical operating results and conversations with Company management. These projections, together with the underlying assumptions made in forming them, are contained in Exhibit 3, with
Exhibit 4 showing projected income statement items as a percent of projected sales and Exhibit 5 reflecting projected income statement item growth rates.

Projected Earnings

        The various approaches described above yield a range of prospective net income figures, which are summarized in Exhibit 6 and graphically depicted in
Exhibit 7. The projections contained in Exhibit 3 are deemed to be the most reliable estimates as to the future operating prospects of the Company, and are therefore utilized for valuation purposes. This approach yields projected earnings estimates for Utah Service of $402,300 for 1997, $433,600 for 1998, $467,200 for 1999, $503,500 for 2000, and $542,500 for 2001. These figures translate into earnings per share estimates of $74.32 for 1997, $80.10 for 1998, $86.31 for 1999, $93.02 for 2000, and $100.22 for 2001, based on 5,413 shares outstanding. The approach further yields projected free cash flow (defined as projected net income plus non-cash depreciation expense less capital expenditures) for the Company of $480,300 for 1997, $511,600 for 1998, $545,200
for 1999, $581,500 for 2000, and $620,500 for 2001.

        A graphical comparison of these projected earnings figures for the 1997-2001 period with the actual adjusted earnings generated by the Company over the 1991-96 period is contained in Exhibit 8. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

                             Book/Liquidation Value

        The book value of a company, that is, the carrying balances of the equity accounts on the company's records, normally bears only a tenuous relationship to the market value of the firm's stock. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of Utah Service as of December 31, 1996, the date of the most recent balance sheet available, was $3,614,500 or $668.00 per share, based on 5,413 shares outstanding.

        A common alternative measure of book value is the liquidation value of the business. A quitting concern concept, it is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what the assets of the company could be sold for (net of liabilities), but is rather a function of how those assets can be utilized in generating revenue and net income. Furthermore, given that the Company has been in existence for some 59 years, it does not appear likely that the Company will be liquidated in the foreseeable future. Company management has indicated that it has no plans to liquidate the Company.

        Nevertheless, liquidation value does serve a useful role as a valuation benchmark. At the very least, it approximates the value of the residual assets distributable to shareholders were the business to be wound up with all obligations discharged.

        Exhibit 9 contains a hypothetical liquidation value schedule for Utah Service as of December 31, 1996 (the date of the most recent balance sheet available). Liquidation value is defined as the difference between the realizable value of all assets and the realizable value of all liabilities, assuming an orderly liquidation of the Company. In reviewing
Exhibit 9, the assumptions that underlie the subjective estimates of the realization rates are critical. Due care has been taken to keep these assumptions as reasonable as possible, but precision is not implied. As can be seen, the liquidation value of Utah Service as of December 31, 1996 is estimated to be $4,090,000 or $756.00 per share. This figure will be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                                Transaction Value

        Transaction value is the value at which shares of the subject security were sold recently. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

        We are aware of no recent transactions involving the common stock of Utah Service, nor of any acquisition offers for the Company. Consequently, transaction value cannot be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                                  Market Value

        The market value approach attempts to determine the value of Utah Service as if its shares were traded on an exchange in an active, public market. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to cash flow ratio, which is the ratio of the market price of a share of stock to the operating cash flow (net income plus depreciation) per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share. Appropriate ratios for Utah Service can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

        The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect those earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the market place as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participant investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

        Ideally, market value ratios for Utah Service should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many hardware retailers and gasoline/convenience stores with operations similar to those of Utah Service are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Utah Service. Therefore, a group of much larger, publicly traded hardware/lumber retailing and gasoline/convenience store chains is selected as being representative of the industry in which the Company operates.

        Exhibit 9 presents the names and brief descriptions of a sample group of 23 companies considered representative of the industry of which Utah Service is a member. Although these companies obviously differ from Utah Service, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and Utah Service are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

        In 1996, Utah Service had better profitability ratios when compared with the average experience of the sample group of public companies. The Company's adjusted net margin of 3.1% was above the sample group average figure of 2.0%, as was its adjusted return on assets (9.5% vs. 4.4%) and its adjusted return on equity (11.3% vs. 9.6%).

        Utah Service appears to have lower financial risk when compared with the average company in the sample group. The Company had a 1996 long-term debt to equity ratio of only 5.5%, well below the sample group average figure of 77.0%. Furthermore, the Company's current ratio of 6.1 times was well above the sample group average figure of 1.6 times, suggesting better relative liquidity.

        Utah Service's sales increased at a compound annual rate of 22.9% over the 1991-96 period, well above the average compound annual sales growth rate experienced by the sample group during the period of 10.6%. However, the Company's sales declined by 3.5% in 1996, while the sample group generated average sales growth of 7.6% during the year. The Company's sales are projected to grow over the 1997-2001 period at a compound annual rate of 6.0%, increasing from the 1996 figure of $13.1 million to a projected level of $17.5 million in 2001. This projected growth rate is well below the average compound annual sales growth rate forecast for the companies in the sample group by Value Line Investment Survey of 10.6% over the next five years.

        Utah Service's adjusted net income grew by 20.3% in 1996 and at a compound annual rate of 21.5% over the 1991-96 period. The sample group likewise had solid earnings gains over the period, albeit the growth rates were below those of the Company (at 7.2% during the most recent year and a compound annual rate of 13.2% over the last five years). The Company's earnings are projected to grow at a compound annual rate of 5.8% over the 1997-2001 period, from the 1996 figure of $410,200 to a projected level of $542,500 in 2001. This projected growth rate is well below the average compound annual earnings growth rate projected by Wall Street analysts over the next five years for the companies in the sample group of 14.6% (Source: First Call Earnings Estimates).

        In summary, Utah Service appears to have slightly inferior overall investment quality when compared with the publicly traded firms in the sample group, with its better profitability ratios, lower financial risk, and higher historical sales and earnings growth being more than offset, in our opinion, by its much smaller size, its relative absence of geographical diversification, and its lower future sales and earnings growth prospects (resulting primarily from it being a single-site location, whereas the companies in the publicly traded sample group are typically expanding chains).

        Exhibit 10 displays the market value ratios of the companies in the publicly traded sample group as of June 30, 1997. To the sample group's mean price-earnings ratio of 15.5, mean price to cash flow ratio of 7.4, mean price to revenue ratio of 31.7%, and mean price to book ratio of 149.8%, a 10% discount is applied to reflect the inferior overall investment quality of Utah Service relative to that of the publicly traded firms in the sample group, as discussed above. To the resulting figures is applied an additional 30% discount to reflect the lack of marketability of the Company's shares, being privately held, relative to the ready marketability of the publicly traded shares of the sample group companies. Finally, a partially offsetting premium of 30% is applied to the resulting figures to reflect valuation of the Company on an enterprise value (controlling interest) basis. The result is a net discount of 18% deemed to be applicable to the mean market value ratios of the sample group in valuing Utah Service on an enterprise value basis.

        Application of the resulting adjusted price-earnings ratio of 12.7 to Utah Service's 1996 adjusted net income of $410,200 (see Appendix A) yields a market value estimate of $5,209,500. To this figure is added the estimated after-tax proceeds which would be generated from the sale of the Company's nonoperating assets (e.g., two retail buildings which are leased out and a 2.67 acre parcel of raw land, all located in Springville, Utah), derived as follows. The Company has recently received an offer on the two retail buildings in the amount of $305,000. This offer is assumed to reasonably reflect the fair market value of these buildings. The parcel of raw land was appraised at $70,000 as of November 23, 1994 by John Golden Taylor, MAI of Cook, Taylor & Uriona. It is assumed that this appraised value still reasonably reflects the fair market value of this property. The land on which the buildings are located was initially acquired by the Company for $29,500; the depreciated book value of the buildings themselves is only $1,300. The piece of raw land was initially acquired by the Company at a cost of $1,400. It is assumed that sale of these properties would trigger capital gains taxes at a combined federal and state corporate income tax rate of 37%. The combined estimated values of the properties is $375,000 ($305,000 + $70,000); their tax basis is assumed to be equal to their depreciated book value of only $43,200 (or $29,500 + $1,300 + $1,400). Consequently, it is estimated that sale of the properties would trigger income taxes of $125,000 rounded (or
 .37 x ($375,000 - $43,200)), resulting in net after-tax proceeds to the Company from the sale of $250,000. Adding this figure to the above derived price-earnings value estimate of $5,209,500 yields a market value estimate for the Company of $5,459,500 or $1,009.00 per share.

        Application of the resulting price to cash flow ratio of 6.1 to the Company's 1996 adjusted cash flow from operations (adjusted net income plus depreciation) of $538,200 yields a market value estimate of $3,283,000. Adding to this figure the above derived estimated after-tax proceeds from sale of the Company's nonoperating assets of $250,000 yields a market value estimate for the Company of $3,533,000 or $653.00 per share.

        Application of the resulting price to revenue ratio of 26.0% to the Company's 1996 sales of $13,107,900 yields a market value estimate of $3,408,100. Adding to this figure the estimated after-tax proceeds from sale of the Company's nonoperating assets of $250,000 yields a market value estimate of $3,658,100 or $676.00 per share.

        Finally, application of the resulting price to book ratio of 122.8% to the Company's December 31, 1996 adjusted book value of $3,571,300 (or reported book value of $3,614,500 less depreciated book value of the Company's nonoperating assets of $43,200) yields a market value estimate of $4,385,600. Adding to this figure the estimated after-tax proceeds from sale of the Company's nonoperating assets of $250,000 yields a market value estimate of $4,635,600 or $856.00 per share.

        Each of these market value figures is as of June 30, 1997, and each will be considered in arriving at a final estimate of the fair market enterprise value of Utah Service as of that date.

                                  Income Value

        The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholder. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

        The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain - income might be less than expected and/or income might materialize later than expected - this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

        The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's shares, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

   1. Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

   2. A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

   3. On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

        Thus, it is possible to estimate an "objective" valuation of a security based on a discount rate derived from the market.

        Exhibit 11 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities. As can be seen, the rate of return required on a typical common stock is 9.0% above the prevailing rate of inflation (or 14.0%, assuming a long-term expected inflation rate of 5.0%). An investor would require from his holding of a controlling interest in Utah Service securities a return estimated to be 2.0% above the average yield available in the common stock market (or 16.0%). It is reasonable for him to require a premium on the general market because of industry- and Company-specific risk characteristics (e.g., the competitive nature of the markets in which the Company is involved, as well as the cyclical nature of the construction industry, to which the Company sells a significant amount of its product; the smaller size of the Company; the relative nonmarketability of its shares; its relative absence of geographical diversification; and the uncertainty relating to its ability to achieve future projected earnings levels, particularly given the cyclicality inherent in the construction industry). These risk factors are offset in part by a risk reduction for valuation of the Company on an enterprise value (controlling interest) basis.

        The estimated required rate of return of 16.0% is a function of the returns available on the sample group of publicly traded hardware/lumber retailing and gasoline/convenience store chains referred to in the Market Value section of this report, as quantitatively estimated by the Capital Asset Pricing Model and the Gordon Growth Model, plus an additional risk premium for the Company-specific risk characteristics previously alluded to, less a partially offsetting risk reduction for valuation on a controlling interest basis.

        The income valuation model used is based on the assumption that the firm's earnings are retained in total and dividend payments deferred until a specified year when the firm begins paying all of its earnings as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the firm's internally financed growth ceases. In the absence of new external financing, the firm reaches a "steady state" and earnings remain constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

        If it is assumed that all of Utah Service's future projected free cash flow (or projected net income plus non-cash depreciation expense less capital expenditures - see Exhibit 3) will be available to be paid out as dividends from the valuation date forward, and if it is further assumed that post-2001 free cash flow will remain constant in real terms, or will grow in nominal terms at an expected long-term rate of inflation of 5.0% from the 2001 projected figure of $620,500, an income value estimate of $4,580,100 is derived. As was the case under the market value approach, to this figure is added the estimated after-tax proceeds to the Company from the sale of its nonoperating assets of $250,000, resulting in a total income value estimate of $4,830,100 or $892.00 per share. This figure will be considered in arriving at a final estimate of the fair market enterprise value of the Company as of June 30, 1997.

                             SUMMARY AND CONCLUSION

        Four approaches have been utilized to estimate the fair market enterprise value of Utah Service as of June 30, 1997: book/liquidation value, transaction value, market value, and income value. The outcomes are summarized below:


                                                                                   Value
Valuation Method              Value Estimate       Per Share     Weight         Contribution
----------------              --------------       ---------     ------         ------------

Book Value                      $3,614,500         $  668.00        0%           $        0

Liquidation Value               $4,090,000         $  756.00       10%           $  409,000

Market Value:
  Price-Earnings                $5,459,500         $1,009.00       10%           $  546,000
  Price to Cash Flow            $3,533,000         $  653.00       10%           $  353,300
  Price to Revenue              $3,658,100         $  676.00       10%           $  365,800
  Price to Book                 $4,635,600         $  856.00       10%           $  463,600

Income Value                    $4,830,100         $  892.00       50%           $2,415,100
                                                                   ---           ----------

                                                                  100%
                                                                  ====
Final Total Value Estimate                                                       $4,552,800
                                                                                 ==========

Rounded to:                                                                      $4,550,000
                                                                                 ==========

Per Share (5,413 shares outstanding):                                            $   841.00
                                                                                 ==========


        Considering the assumptions of each method and weighing the relative justifications of each, it is our opinion that a reasonable estimate of the fair market enterprise value of Utah Service as of June

30, 1997 is $4,550,000 or
$841.00 per share, based on 5,413 shares outstanding.

                                    EXHIBITS

                                    EXHIBIT 1

                                  UTAH SERVICE
                            SELECTED FINANCIAL RATIOS


                                                                                           1991-96
                                         1991     1992    1993    1994     1995    1996    Average
                                         ----     ----    ----    ----     ----    ----    -------

GROWTH

Sales Growth (%)                          -       47.4    32.8    26.1     17.7    (3.5)     22.9
Adjusted Net Income Growth (%)            -       85.2    23.4    28.5    (25.0)   20.3      21.5
Operating Cash Flow Growth (%)            -       71.7    26.1    22.5    (12.2)   14.2      21.6

COST CONTROL

Cost of Goods Sold/Sales (%)             82.0     83.0    84.0    84.8     85.7    83.3      83.8
Gross Margin (%)                         18.0     17.0    16.0    15.2     14.3    16.7      16.2
Operating Expenses/Sales (%)             15.9     12.6    10.8     9.7     11.0    12.4      12.1
Operating Margin (%)                      2.1      4.4     5.2     5.5      3.3     4.3       4.1
Interest Expense/Sales (%)                0.0      0.0     0.0     0.0      0.2     0.2       0.1

TURNOVER

Sales/Receivables (x)                     7.9      8.6     8.2    10.7      6.9    10.3       8.8
Cost of Sales/Inventory (x)               4.6      6.6     8.4     9.8     17.4     8.4       9.2
Sales/Fixed Assets (x)                    8.6     13.1    17.6    22.7     10.0    10.4      13.7
Sales/Total Assets (x)                    1.8      2.3     2.8     3.3      3.2     3.0       2.7

PROFITABILITY

Adjusted Net Margin (%)                   3.3      4.2     3.9     3.9      2.5     3.1       3.5
Adjusted Return on Assets (%)             5.9      9.7    10.8    13.0      8.0     9.5       9.5
Adjusted Return on Equity (%)             6.7     11.5    13.0    14.7     10.3    11.3      11.3
Dividend Payout (%)                     104.8     39.2    37.1    24.6     31.8    26.4      44.0

RISK

Total Debt/Total Assets (%)              11.1     15.9    17.1    12.1     22.8    16.3      15.9
Shareholders' Equity/Total Assets (%)    88.9     84.1    82.9    87.9     77.2    83.7      84.1
Long-Term Debt/Equity (%)                 0.0      0.0     0.0     0.0     11.2     5.5       2.8
Current Ratio (x)                         7.1      5.1     4.9     7.0      4.8     6.1       5.8
Quick Ratio (x)                           4.2      3.3     3.3     4.7      3.7     3.5       3.8
Adjusted Interest Coverage (x)           NI       NI      NI      NI       24.8    24.6      24.7
Sales Correlation                                                                           0.970
Adjusted Net Income Correlation                                                             0.784
Operating Cash Flow Correlation                                                             0.891


NI = no interest expense

                                    EXHIBIT 2

                      SELECTED STATISTICS FOR UTAH SERVICE
                            AND OTHER HARDWARE STORES


                                                                             Median
                                                                            of Other
                                                    Utah Service(a)       Companies(b)
                                                    ---------------       ------------

Number of Companies                                               1                 25
Total Assets ($000's)                                         4,318              6,058

BALANCE SHEET ITEMS

Current Assets as a % of Assets                                70.8               73.9
Cash as a % of Assets                                          11.1                4.4
Accounts Receivable as a % of Assets                           29.4               19.8
Inventory as a % of Assets                                     30.1               48.2
Net Fixed Assets as a % of Assets                              29.1               14.8

Current Liabilities as a % of Assets                           11.7               41.9
Long-Term Debt as a % of Assets                                 4.6                7.7
Total Debt as a % of Assets                                    16.3               61.1
Net Worth as a % of Assets                                     83.7               38.9

INCOME STATEMENT ITEMS

Annual Sales ($000's)                                        13,108             14,100

Gross Profit as a % of Sales                                   16.7               30.6
Operating Expenses as a % of Sales                             12.4               27.5
Operating Income as a % of Sales                                4.3                3.1
Adjusted Income Before Tax as a % of Sales                      5.0                2.3

TURNOVER RATIOS

Accounts Receivable Turnover (x)                               10.3               10.7
Inventory Turnover (x)                                          8.4                3.8
Fixed Asset Turnover (x)                                       10.4               29.0
Total Asset Turnover (x)                                        3.0                2.7

PROFITABILITY

Adjusted Before-Tax Return on Assets (%)                       15.3                4.4
Adjusted Before-Tax Return on Equity (%)                       18.3               12.2

RISK

Current Ratio (x)                                               6.1                1.8
Quick Ratio (x)                                                 3.5                0.6
Adjusted Interest Coverage Ratio (x)                           24.6                2.7
Total Debt/Equity (x)                                           0.2                1.7


Notes:  (a) Year ended December 31, 1996
        (b) Fiscal years ended April 1, 1995 through March 31, 1996


Source: Annual Statement Studies, 1996 edition, Robert Morris Associates, Philadelphia, PA

                                    EXHIBIT 3

                                  UTAH SERVICE
                           PROJECTED INCOME STATEMENTS
                                   (in $000's)


For Year Ending December 31:

                                             1997       1998       1999      2000       2001
                                           --------   --------   --------  --------   --------

SALES                                      13,894.4   14,728.0   15,611.7  16,548.4   17,541.3

COST OF GOODS SOLD                         11,643.5   12,342.1   13,082.6  13,867.6   14,699.6
                                           --------   --------   --------  --------   --------

GROSS PROFIT                                2,250.9    2,385.9    2,529.1   2,680.8    2,841.7

OPERATING EXPENSES                          1,708.9    1,794.3    1,884.0   1,978.2    2,077.1
                                           --------   --------   --------  --------   --------

INCOME FROM OPERATIONS                        542.0      591.6      645.1     702.6      764.5

INTEREST EXPENSE                               28.1       28.1       28.1      28.1       28.1

OTHER INCOME                                  124.7      124.7      124.7     124.7      124.7
                                           --------   --------   --------  --------   --------

EARNINGS BEFORE TAX                           638.6      688.2      741.7     799.2      861.1

INCOME TAX                                    236.3      254.6      274.4     295.7      318.6
                                           --------   --------   --------  --------   --------

NET INCOME                                    402.3      433.6      467.2     503.5      542.5
                                           ========   ========   ========  ========   ========

ADD: DEPRECIATION EXPENSE                     128.0      128.0      128.0     128.0      128.0

LESS: CAPITAL EXPENDITURES                    (50.0)     (50.0)     (50.0)    (50.0)     (50.0)
                                           --------   --------   --------  --------   --------

FREE CASH FLOW                                480.3      511.6      545.2     581.5      620.5
                                           ========   ========   ========  ========   ========

                                    EXHIBIT 3
                                   (continued)

                                  UTAH SERVICE
                   ASSUMPTIONS TO PROJECTED INCOME STATEMENTS


1. Sales are assumed to grow at a compound annual rate of 6.0% from the 1996 figure of $13,107,900 throughout the forecast period. This projected growth rate is well below the compound annual sales growth rate experienced by the Company over the 1991-96 period of 22.9%, but is above the 1996 sales decline of 3.5%.

2. Cost of goods sold is assumed to remain constant at the 1991-96 average figure of 83.8% of sales throughout the forecast period.

3. Operating expenses are assumed to grow at a compound annual rate of 5.0% from the 1996 figure of $1,627,500 throughout the forecast period.

4. Interest expense is assumed to remain constant at the 1996 figure of $28,100 throughout the forecast period.

5. Other income (comprised primarily of service charge income and discounts earned, but excluding rental income) is assumed to remain constant at the 1996 adjusted figure of $124,700 throughout the forecast period.

6. Income tax is assumed to remain constant at a combined federal and state corporate income tax rate of 37% of projected pre-tax earnings throughout the forecast period.

7. Free cash flow is defined as net income plus non-cash depreciation expense less capital expenditures. Depreciation expense is assumed to remain constant at the 1996 figure of $128,000 throughout the forecast period. Capital expenditures are assumed to remain constant at the 1992-96 average figure (excluding 1995, when capital expenditures of $996,400 were incurred, primarily to build the new hardware store) of $50,000 throughout the forecast period. Capital expenditures during these years remained relatively constant, at $47,100 in 1992, $54,000 in 1993, $73,200 in 1994, and $26,100 in 1996.

                                    EXHIBIT 4

                                  UTAH SERVICE
           PROJECTED INCOME STATEMENT ITEMS AS A % OF PROJECTED SALES



For Year Ending December 31:
                                                                                                  1997-2001
                                               1997       1998       1999      2000       2001     Average
                                              -----      -----      -----     -----      -----    ---------

SALES                                         100.0      100.0      100.0     100.0      100.0       100.0

COST OF GOODS SOLD                             83.8       83.8       83.8      83.8       83.8        83.8
                                              -----      -----      -----     -----      -----    ---------

GROSS PROFIT                                   16.2       16.2       16.2      16.2       16.2        16.2

OPERATING EXPENSES                             12.3       12.2       12.1      12.0       11.8        12.1
                                              -----      -----      -----     -----      -----    ---------

INCOME FROM OPERATIONS                          3.9        4.0        4.1       4.2        4.4         4.1

INTEREST EXPENSE                                0.2        0.2        0.2       0.2        0.2         0.2

OTHER INCOME                                    0.9        0.8        0.8       0.8        0.7         0.8
                                              -----      -----      -----     -----      -----    ---------

EARNINGS BEFORE TAX                             4.6        4.7        4.8       4.8        4.9         4.8

INCOME TAX                                      1.7        1.7        1.8       1.8        1.8         1.8
                                              -----      -----      -----     -----      -----    ---------

NET INCOME                                      2.9        2.9        3.0       3.0        3.1         3.0
                                              =====      =====      =====     =====      =====    =========

ADD: DEPRECIATION EXPENSE                       0.9        0.9        0.8       0.8        0.7         0.8

LESS: CAPITAL EXPENDITURES                     (0.4)      (0.3)      (0.3)     (0.3)      (0.3)       (0.3)
                                              -----      -----      -----     -----      -----    ---------

FREE CASH FLOW                                  3.5        3.5        3.5       3.5        3.5         3.5
                                              =====      =====      =====     =====      =====    =========

                                    EXHIBIT 5

                                  UTAH SERVICE
                PROJECTED INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                                                   1996-2001
For Year Ending December 31:                                                                        Compound
                                                                                                     Annual
                                               1997       1998       1999      2000       2001       Growth
                                               ----       ----       ----      ----       ----     ---------

SALES                                           6.0        6.0        6.0       6.0        6.0         6.0

COST OF GOODS SOLD                              6.7        6.0        6.0       6.0        6.0         6.1
                                               ----       ----       ----      ----       ----     ---------

GROSS PROFIT                                    2.6        6.0        6.0       6.0        6.0         5.3

OPERATING EXPENSES                              5.0        5.0        5.0       5.0        5.0         5.0
                                               ----       ----       ----      ----       ----     ---------

INCOME FROM OPERATIONS                         (4.1)       9.2        9.0       8.9        8.8         6.2

INTEREST EXPENSE                                0.0        0.0        0.0       0.0        0.0         0.0

OTHER INCOME                                    0.0        0.0        0.0       0.0        0.0         0.0
                                               ----       ----       ----      ----       ----     ---------

EARNINGS BEFORE TAX                            (3.5)       7.8        7.8       7.8        7.8         5.4

INCOME TAX                                     (6.1)       7.8        7.8       7.8        7.8         4.8
                                               ----       ----       ----      ----       ----     ---------

NET INCOME                                     (1.9)       7.8        7.8       7.8        7.8         5.8
                                               ====       ====       ====      ====       ====     =========

ADD: DEPRECIATION EXPENSE                       0.0        0.0        0.0       0.0        0.0         0.0

LESS: CAPITAL EXPENDITURES                     91.6        0.0        0.0       0.0        0.0        13.9
                                               ----       ----       ----      ----       ----     ---------

FREE CASH FLOW                                 (6.2)       6.5        6.6       6.6        6.7         3.9
                                               ====       ====       ====      ====       ====     =========


Note: Projected growth rates are from 1996 adjusted income statement data (see Appendix A)

                                    EXHIBIT 6

                                  UTAH SERVICE
                       NORMALIZED AND PROJECTED NET INCOME


                                        -------Net Income-------                Implicit
                                                (in $000's)                     Compound
                                                                                 Annual
Method                              1997   1998    1999   2000   2001            Growth*
------                              ----   ----    ----   ----   ----           --------

Regression Analysis:

  net income trend line             439.6   463.0  486.5  509.9  533.3            5.4%
  net income log trend line         447.4   479.0  512.7  548.8  587.5            7.4%

Past Averages:

  1991-96 average adjusted
  net margin of 3.5% applied
  to projected sales                486.3   515.5  546.4  579.2  613.9            8.4%

Company Projections                 402.3   433.6  467.2  503.5  542.5            5.8%

Final Projected Net Income          402.3   433.6  467.2  503.5  542.5            5.8%

Per Share ($0.00)                   74.32   80.10  86.31  93.02 100.22            5.8%


*  from fiscal 1996 adjusted net income figure of $410,200

                                   EXHIBIT 7
                              GENEVA ROCK PRODUCTS
                          INCOME PROJECTION ESTIMATES


                 1997      1998       1999      2000      2001
                 ----      ----       ----      ----      ----
Trend            439.6     463        486.5     509.9     533.3
Log Trend        447.4     479        512.7     548.8     587.5
Past Avgs.       486.3     515.5      546.4     579.2     613.9
Final            402.3     433.6      467.2     503.5     542.5






                      [INCOME PROJECTION ESTIMATES CHART]

                                   EXHIBIT 8
                               UTAH SERVICE, INC.
                      HISTORICAL AND PROJECTED NET INCOME

                   1991    1992    1993    1994    1995    1996    1997    1998    1999    2000    2001
                   ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
Net Income        154.8   286.7   353.8   454.7   341.1   410.2   402.3   433.6   467.2   503.5   542.5






                  [HISTORICAL AND PROJECTED NET INCOME CHART]

                                    EXHIBIT 9

                                  UTAH SERVICE
                     HYPOTHETICAL LIQUIDATION VALUE SCHEDULE
                             AS OF DECEMBER 31, 1996
                                   (in $000's)


                                                       Book                  Liquidation
ASSETS                                                Value                     Value
------                                             ------------              -----------

CASH (1)                                                  480.0                    480.0

ACCOUNTS RECEIVABLE (2)                                 1,271.2                  1,271.2

INVENTORIES (3)                                         1,298.1                  1,298.1

GROSS PROPERTY, PLANT & EQUIPMENT (4)                   2,009.6                  1,733.2

LESS: ACCUMULATED DEPRECIATION (4)                       (754.4)                     0.0
                                                   ------------              -----------

NET PROPERTY, PLANT & EQUIPMENT (4)                     1,255.2                  1,733.2

OTHER ASSETS (5)                                           13.1                     13.1
                                                   ------------             ------------

TOTAL ASSETS                                            4,317.6
                                                   ============

TOTAL ESTIMATED REALIZABLE
VALUE OF ASSETS                                                                  4,795.6
                                                                            ============


LIABILITIES AND EQUITY

CURRENT LIABILITIES (6)                                   505.0                    505.0

LONG-TERM DEBT (7)                                        198.1                    198.1

STOCKHOLDERS' EQUITY                                    3,614.5                      0.0
                                                   ------------             ------------

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                                    4,317.6
                                                   ============

TOTAL ESTIMATED REALIZABLE
VALUE OF LIABILITIES                                                               703.1
                                                                            ============

ESTIMATED LIQUIDATION VALUE (rounded)                                            4,090.0
                                                                            ============

PER SHARE (5,413 shares outstanding)                                             $756.00
                                                                            ============


Notes: See following page

                                    EXHIBIT 9
                                   (continued)

                   NOTES TO HYPOTHETICAL LIQUIDATION SCHEDULE

(1)     Cash is assumed realizable at book carrying value of $480,000.

(2) Accounts receivable are assumed realizable at book carrying value of $1,271,200.

(3) Inventories consist of store inventories of $1,243,600 and station inventories of $54,500, and are assumed realizable at aggregate book carrying value of $1,298,100, per conversations with management.

(4) Property, plant and equipment consists of land, buildings, equipment, autos and trucks, and surfacing. All of the Company's fixed assets other than land and buildings are assumed realizable at depreciated book carrying values totaling $235,500 (or store equipment at $89,900, station equipment at $47,500, autos and trucks at $43,400, and surfacing at $54,700). The land on which the Company's operating facilities are located was appraised at $400,000 as of November 23, 1994 by John Golden Taylor, MAI of Cook, Taylor & Uriona. It is assumed that this appraised value still reasonably reflects the fair market value of this property. The operating facilities of the Company are assumed to have realizable value equal to their undepreciated initial cost of $1,003,400, since they were built/remodeled relatively recently. The Company also owns two retail buildings which are leased out and a 2.67 acre parcel of raw land, all located in Springville, Utah. The Company has recently received an offer on the two retail buildings in the amount of $305,000. This offer is assumed to reasonably reflect the fair market value of these buildings. The parcel of raw land was appraised at $70,000 as of November 23, 1994 by Mr. Taylor. It is assumed that this appraised value still reasonably reflects the fair market value of this property. Consequently the Company's land and buildings are assumed to have aggregate fair market value of $1,778,400.

        However, liquidation of the Company's land and buildings would trigger corporate capital gains taxes. The land on which the operating facilities of the Company are located was initially acquired for $147,600. The operating buildings have a depreciated book carrying value of $839,900. The land on which the retail buildings are located was initially acquired by the Company for $29,500; the depreciated book carrying value of the buildings themselves is only $1,300. The piece of raw land was initially acquired by the Company at a cost of $1,400. It is assumed that liquidation of these properties would trigger capital gains taxes at a combined federal and state corporate income tax rate of 37%. As previously mentioned, the combined estimated value of the properties is $1,778,400; their tax basis is assumed to be equal to their aggregate depreciated book carrying value of $1,019,700 (or $147,600 + $839,900 + $29,500 + $1,300 + $1,400). Consequently, it is
        estimated that liquidation of the properties would trigger income taxes

                                    EXHIBIT 9
                                   (continued)

                   NOTES TO HYPOTHETICAL LIQUIDATION SCHEDULE


        of $280,700 (or .37 x ($1,778,400 - $1,019,700)), resulting in net after-tax proceeds to the Company from the liquidation of these properties of $1,497,700. Adding this figure to the above derived estimated value of the Company's other fixed assets (equipment, autos and trucks, and surfacing) of $235,500 yields a total estimate of net after-tax proceeds from the liquidation of the Company's fixed assets of $1,733,200.

        It is beyond both the scope of this study and the level of HVA's expertise to make any independent investigations or verifications as to the values of the Company's property and equipment or to ascertain the accuracy or reliability of the real property appraisals prepared by Mr. Taylor, and nothing contained herein should be construed as doing so. We have assumed such appraisals to be reasonably accurate, and as still reasonably reflecting the fair market value of the properties as of the June 30, 1997 valuation date. HVA is not a real property or equipment appraisal firm, and does not hold itself out as having any expertise in these areas. The aforementioned appraisals constitute an integral part of our valuation analysis.

(5) Other assets consist of prepaid insurance in the amount of $8,100 and investment in Ace Hardware in the amount of $5,000, and are assumed realizable in full at these values, totaling $13,100.

(6) Current liabilities consist of accounts payable in the amount of $379,600, accrued wages and payroll taxes in the amount of $33,900, and taxes payable in the amount of $91,500. Current liabilities are assumed payable in full at book carrying values aggregating $505,000.

(7) The Company has long-term debt comprised of a note payable in the amount of $198,100, which is assumed payable in full at that figure.

                                   EXHIBIT 10

                                  UTAH SERVICE
                              INDUSTRY SAMPLE GROUP

BMC WEST is a distributor of building materials to professional contractors and advanced service-oriented consumers in the western region of the United States. With 53 distribution and retail centers in ten western states, the company supplies lumber, waferboard, plywood, roofing materials, wallboard, prehung doors, roof trusses, preassembled windows, cabinets, hardware, paint, and tools for use in new residential construction, light commercial construction, and repair and remodeling applications.

CASEY'S GENERAL STORES operates convenience stores in nine midwestern states, primarily in Iowa, Missouri, and Illinois. The company's 801 company-owned and 182 franchised stores sell self-service gasoline and a broad selection of food, beverages, tobacco products, health and beauty aids, automotive products, and other convenience items. Gasoline accounted for 55.7% of the company's net sales in fiscal 1995. Average retail sales per store were $1,191,960 in 1995. Approximately 75% of the company's stores are located in areas with populations of fewer than 5,000 people.

CENTRAL TRACTOR FARM & COUNTRY is an agricultural specialty retailer. The company provides agricultural, hardware, and related products. Customers typically include part-time and full-time farmers, hobby gardeners, and skilled tradespeople. The company's 69 retail stores are located in 15 states in the northeastern United States, and typically have 18,000 square feet of indoor selling space and an additional 10,000 square feet of outdoor selling space. The stores typically display approximately 25,000 assorted items.

DAIRY MART CONVENIENCE STORES owns, operates, and/or franchises approximately 880 Dairy Mart retail convenience stores in 11 states. The company's stores, which are open every day of the year, are typically about 2,400 square feet. A wide range of some 3,000 convenience items is sold, including dairy products, tobacco, groceries, beverages, candy and snack foods. Many of the company's stores also sell self-service gasoline. The company's primary growth strategy is to increase its retail gasoline presence by opening new super pumper stations, a larger format store that emphasizes gasoline sales and an expanded food service area.

DIY HOME WAREHOUSE operates 16 retail warehouse format home improvement centers that sell products primarily to do-it-yourself home repair and remodeling customers. The company's stores range in size from 66,000 to 94,000 square feet of enclosed selling space, with an additional 12,000 to 20,000 square feet of outside selling space. All of the company's stores are located in Ohio. The company's stores offer a wide selection of home improvement products, with each store carrying approximately 30,000 items enabling do-it-yourself shoppers to design and complete their own home repair, maintenance, and improvement projects. Product areas include plumbing, paint, lawn and garden, and lumber and building materials.

                                   EXHIBIT 10
                                   (continued)

                                  UTAH SERVICE
                              INDUSTRY SAMPLE GROUP


EAGLE HARDWARE & GARDEN currently operates 25 home improvement centers, averaging approximately 119,000 square feet, in the western United States, including 14 stores in the state of Washington. The company's merchandising strategy is to provide a wide range of do-it-yourself customers and professional contractors with a deep selection of some 57,000 brand name home improvement and building supply products. Built around a design center with display areas and design coordinators, the stores' major departments are plumbing, electrical and lighting, lumber and building materials, paint and decor, tools and hardware, and lawn and garden supplies. The company has developed a hybrid retail/warehouse home center concept, which it believes effectively integrates the selection and value associated with traditional warehouse-format home centers with the customer-friendly attributes and expertise associated with service-oriented specialty retailers.

E-Z SERVE CORP. operates convenience stores, mini-marts, and gas marts. The company operates 737 stores under the names E-Z Serve, Majik Market, Taylor Food Mart, and others. The company also retails motor fuel at 681 of its convenience stores and at 204 non-company operated retail outlets under its proprietary brand name E-Z Serve and a number of major brands such as Citgo, Texaco, Conoco, and Chevron. In addition to marketing motor fuels, company- operated convenience stores are engaged in retail merchandising of grocery and non-grocery convenience items.

FFP PARTNERS owns and operates convenience stores, truck stops, and self-service motor fuel outlets over an 11-state area. The company operates 127 convenience stores, ten truck stops, and 194 self-service gasoline outlets. Convenience stores, which composed 44% of the company's 1995 revenues, are its largest sector in terms of sales. These stores offer motor fuel, groceries, tobacco products, takeout foods and beverages, dairy products, and non-food items such as health and beauty aids and magazines.

GETTY PETROLEUM is one of the nation's largest independent wholesalers and retailers of gasoline and refined petroleum products, sold primarily under the Getty brand name. The company has convenience food stores, automotive repair centers, and car washes at certain outlets. The company has a distribution and marketing network serving retail and wholesale customers of approximately 1,625 Getty, Power Test and other branded retail outlets in the Northeast and Mid-Atlantic regions, of which 522 include convenience food stores, and 213 distribution terminals and bulk plants.

                                   EXHIBIT 10
                                   (continued)

                                  UTAH SERVICE
                              INDUSTRY SAMPLE GROUP


GROSSMAN'S, INC. is a retailer of lumber, building materials, and other home improvement products. The company operates 16 Contractors' Warehouse stores in the West and Midwest and 24 Mr. 2nd's Bargain Outlet stores (specializing in manufacturers' closeouts) in the Northeast. Retail sales are primarily to do-it-yourself customers, such as homeowners purchasing materials for projects on a cash-and-carry basis. The stores are promoted as project-oriented, offering materials for home improvement projects. The company also owns 50% of a Builder's Mart store in Monterrey, Mexico through a joint venture. In early 1996, the company closed down its entire unprofitable company-name division, shutting down some 55 Grossman's stores.

HECHINGER COMPANY operates a chain of specialty retail building supply stores located primarily along the Mid-Atlantic seaboard. The company operates stores under the Hechinger Stores, Triangle Building Supplies, and Home Quarters Warehouse names. Lumber and building materials account for 29% of company sales, followed by garden supplies and furniture (18%), hardware and tools (13%), electrical supplies and small appliances (12%), plumbing items (12%), paint (9%), and housewares (7%). The company's products are sold primarily to homeowners for the care, repair, and maintenance of the home and garden.

HOME DEPOT operates a chain of retail building supply/home improvement warehouse stores in 40 U.S. states and three Canadian provinces. The average store size is 105,000 square feet indoors plus a 24,000 square foot outdoor garden center. The stores stock approximately 45,000 items. Product lines include building materials, lumber, floor and wall coverings, plumbing, heating and electrical products, paint and furniture, seasonal and specialty items, and hardware and tools.

LOWE'S COMPANIES sells building materials and hardgoods through approximately 360 stores in a region anchored in North Carolina, reaching 22 states. The company's average store size is 65,600 square feet; however, the company's newest stores exceed 100,000 square feet, and account for approximately 79% of total company sales. Each store combines the merchandise, sales, and service of a home improvement center, a building contractor supply business, and a consumer durables retailer. The company's customer mix is approximately 72% consumer and 28% contractor. Building commodities and millwork account for about 20% of total company sales, followed by home decoration and illumination (20%), structural lumber (15%), yard, patio and garden products (12%), kitchen, bathroom and laundry (11%), heating, cooling and water systems (6%), tools (6%), special orders (6%), and home entertainment (4%).

                                   EXHIBIT 10
                                   (continued)
                                  UTAH SERVICE
                              INDUSTRY SAMPLE GROUP

NATIONAL HOME CENTERS is a full-line retailer of home improvement products and building materials. The company serves both retail customers and professional contractors by managing large home center superstores in tandem with complete building supply operations. All ten of the company's stores are in Arkansas. In addition to its retail operations, the company operates fabrication facilities for conversion products such as cabinets, countertops, prehung door units, and trusses.

PAYLESS CASHWAYS retails building materials and home improvement products in the United States. The company operates 192 full-line retail stores in 22 states under the names of Payless Cashways Building Materials, Furrow Building Materials, Lumberjack Building Materials, Hugh M. Woods Building Materials, Knox Lumber, Somerville Lumber, and Contractor Supply. Each full-line store is designed as a one-stop source that provides customers with a complete selection of products needed to build, improve, and maintain their home, business, farm, or ranch property. The company's merchandise assortment of approximately 31,000 items includes lumber and building materials, millwork, tools, hardware, electrical and plumbing products, paint, lighting, home decor, kitchens, and heating and ventilating items. The company's primary customers include do-it-yourselfers and professional contractors.

SHERWIN-WILLIAMS is North America's largest producer of paints and varnishes. The company has 2,156 company-operated retail paint and wallcovering stores in 48 states, as well as 139 auto coatings outlets.

SOUTHLAND CORP. is the world's largest operator and franchisor of convenience stores, doing business mainly under the name 7-Eleven. The company has over 16,300 company-operated, franchised, and licensed locations worldwide, including 5,394 7-Eleven convenience stores in the United States and Canada, and 28 other retail locations, including High Dairy stores, Quik Mart, and Super-7 high-volume gasoline outlets with mini-convenience stores. The company also has an equity interest in 220 convenience stores in Mexico, almost all of which are now using the 7-Eleven name. The company's stores sell gasoline and carry tobacco products, snack foods, beverages, and other sundries. Gasoline generates more sales than any other product, accounting for approximately 24% of total company sales.

STROBER ORGANIZATION supplies building materials to contractors in New York, New Jersey, Connecticut, and Pennsylvania through its 11 supply centers. Approximately 90% to 95% of the company's sales are to professional customers, including builders, carpenters, and drywall, roofing, and acoustical contractors. The remaining sales are to individuals. The company's products include lumber, gypsum wallboard, roofing, insulation, acoustical materials, millwork, and hardware items. The company's total showroom, office, and warehouse space is approximately 460,000 square feet.

                                   EXHIBIT 10
                                   (continued)

                                  UTAH SERVICE
                              INDUSTRY SAMPLE GROUP


TRAVEL PORTS OF AMERICA operates 13 full-service truckstop motor plazas, all located on or near heavily-traveled highways. All of the company's motor plazas sell petroleum products (such as diesel fuel, gasoline and lubricants), as well as a wide variety of food and non-food items. Each facility also has a truck service and repair shop and a tire and parts center, as well as shopping, restaurant, lodging and other facilities. The company also operates two mini-travel plazas that offer fueling services for automobiles and trucks and sell convenience food. These plazas are located in seven states along the East Coast and in the southern United States.

TREND LINES is a specialty retailer of woodworking tools and accessories. These products are sold through the company's nationally distributed Trend-Lines mail-order catalog and through 92 Woodworkers Warehouse retail stores. The company also operates 19 Post Tool retail stores. The company's stores average about 4,500 square feet of retail space. The company carries such brand names as Black & Decker, Bosch, and Delta. The company also sells golf equipment and supplies through its nationally distributed Golf Day mail-order catalog and through 32 Golf Day retail stores.

UNI-MARTS is an independent regional operator of a chain of 414 company-operated and franchised convenience stores located primarily in Pennsylvania, with a few in nearby states. The company's strategy is to operate many of its stores in small towns and rural areas where there are fewer competitors and lower operating costs. In addition to convenience store products, many of the company's stores offer self-service gasoline. The company's stores range from 1,200 to 3,300 square feet in size, with newly constructed stores having about 2,500 square feet. The stores typically offer a complete line of dry grocery items, health and beauty aids, newspapers and magazines, lottery tickets, dairy products, candy, frozen foods, beverages, tobacco products, delicatessen foods, fountain drinks and hot coffee.

WICKES LUMBER is a major retailer and distributor of building materials. The company sells its products and services primarily to residential and commercial building professionals, repair and remodeling contractors, and, to a lesser extent, project do-it-yourselfers involved in major home improvement projects. The company's product lines include wood products (lumber, plywood, roof and floor trusses, treated lumber, sheathing, wood siding, and specialty lumber); building products (roofing, vinyl siding, doors, windows, moldings, drywall, and insulation); and hardlines (hardware products, paint, tools, kitchen and bathroom cabinets, plumbing products, electrical products, light fixtures, and floor coverings). The company operates 110 building centers, averaging 9,500 square feet in size, in 24 states in the Midwest, Northeast, and South.

                                   EXHIBIT 10
                                   (continued)

                                  UTAH SERVICE
                              INDUSTRY SAMPLE GROUP


WOLOHAN LUMBER retails a full line of building materials and supplies and related items to do-it-yourselfers and professionals used primarily for new home construction and home-improvement and maintenance projects through a chain of 62 building supply centers located in Illinois, Indiana, Kentucky, Michigan, Ohio, Missouri, and Wisconsin. Retail area per store averages 27,000 square feet. The company sells more than 49,000 different products, which are purchased from approximately 1,700 suppliers. The bulk of the company's sales are millwork, building materials, and dimension lumber.


Sources:  Standard & Poor's Stock Reports

          Morningstar Equities

                                   EXHIBIT 11

                                  UTAH SERVICE
                             MARKET VALUE RATIOS FOR
                            THE INDUSTRY SAMPLE GROUP
                               AS OF JUNE 30, 1997


                                         Price-     Price to      Price to     Price to
                                       Earnings    Cash Flow       Revenue       Book
                                         Ratio        Ratio         Ratio        Ratio
Company                                   (x)          (x)           (%)          (%)
-------                                --------    ---------      --------     --------

BMC West                                  12.6          6.8          20.2         99.8
Casey's General Stores                    20.6         10.9          55.3        257.4
Central Tractor Farm & Country            27.0         16.6          53.4        166.9
Dairy Mart Convenience Stores             NE            4.6           5.5        274.4
DIY Home Warehouse                         7.1          3.9          12.8         73.0
Eagle Hardware & Garden                   27.4         19.8          91.5        220.1
E-Z Serve Corp.                            8.9          2.7           5.0         60.7
FFP Partners                               6.0          2.6           4.5         65.8
Getty Petroleum                           22.9          6.8          25.8        196.1
Grossman's, Inc.                          NE            0.5           1.3         22.8
Hechinger Company                         NE            3.0           4.1         23.9
Home Depot                                29.4         23.8         140.5        475.1
Lowe's Companies                          19.5         11.5          65.9        259.8
National Home Centers                      9.4          3.3           7.9         25.6
Payless Cashways                          NE            1.1           1.4         15.4
Sherwin-Williams                          21.4         13.9         113.1        354.3
Southland Corp.                           15.2          5.3          19.7         NM
Strober Organization                       9.0          6.4          22.4         80.7
Travel Ports of America                    8.6          3.3           7.8         95.2
Trend Lines                               12.5          9.9          37.0        179.0
Uni-Marts                                 10.9          3.6           9.7         91.4
Wickes Lumber                             NM            5.0           5.1        182.9
Wolohan Lumber                            10.6          4.8          18.6         75.4
                                      --------    ---------      --------     --------
Mean                                      15.5          7.4          31.7        149.8


NE = negative earnings
NM = not meaningful


Sources:  Standard & Poor's Stock Reports
          Value Line Investment Survey
          Morningstar Equities
          Barron's

                                   EXHIBIT 12

                             HISTORICAL STRUCTURE OF
                         YIELDS OBSERVABLE AND AVAILABLE
                             ON SELECTED SECURITIES


                                  Historical
                                  Return (1)                     Differential
                                  ----------                     ------------

Inflation                           3.2%
                                                   Real Interest                       0.6%
U.S. Treasury Bills                 3.8%
                                                   Maturity Premium                    1.7%
Long-Term Government Bonds          5.5%
                                                   Default Premium                     0.5%
Long-Term Corporate Bonds           6.0%
                                                   Ownership Premium                   6.5%
Common Stocks                      12.5%


        Total Differential                                                             9.3%
                                                                                       ====


(1)  Arithmetic Mean


Note: Differential represents difference between historical returns (e.g., real interest = return on treasury bills less inflation)


Source:  Ibbotson Associates, 1996 Stocks, Bonds, Bills and Inflation Yearbook

                                   APPENDIX A














                                  UTAH SERVICE



                           FINANCIAL STATEMENT SUMMARY

                                  UTAH SERVICE

                          INCOME STATEMENTS (in $000's)


For Year Ending December 31:
                                                                                                             1991-96
                                    1991        1992        1993         1994        1995          1996      Average
                                  ----------------------------------------------------------------------------------
SALES:
Hardware, Lumber & Building       3,114.0     4,841.1     6,930.6      8,514.5     10,058.6      9,108.1     7,094.5
Industrial and Automotive           391.1       503.1       445.3        762.5        800.1        816.1       619.7
Gasoline & Diesel Fuel            1,044.5     1,358.4     1,558.8      1,990.2      2,392.8      2,824.7     1,861.6
Grocery & Convenience Items         121.9       177.5       216.4        271.2        326.3        356.7       245.0
Other Sales                           6.9        15.9         3.9          2.0          2.3          2.3         5.6
                                  ----------------------------------------------------------------------------------

TOTAL SALES                       4,678.4     6,896.0     9,155.0     11,540.4     13,580.1     13,107.9     9,826.3

COST OF GOODS SOLD:
Hardware Store Operations         2,779.3     4,328.8     6,099.8      7,751.3      9,151.7      8,036.9     6,358.0
Gas Station Operations            1,056.7     1,395.2     1,592.9      2,040.1      2,480.9      2,878.2     1,907.3
                                  ----------------------------------------------------------------------------------

TOTAL COST OF GOODS SOLD          3,836.0     5,724.0     7,692.7      9,791.4     11,632.6     10,915.1     8,265.3

GROSS PROFIT:
Hardware Store Operations           732.7     1,031.3     1,280.0      1,527.7      1,709.3      1,889.6     1,361.8
Gas Station Operations              109.7       140.7       182.3        221.3        238.2        303.2       199.2
                                  ----------------------------------------------------------------------------------

TOTAL GROSS PROFIT                  842.4     1,172.0     1,462.3      1,749.0      1,947.5      2,192.8     1,561.0

OPERATING EXPENSES:
Payroll                             348.5       424.6       488.8        570.4        788.1        866.7       581.2
Payroll Taxes                        28.5        34.2        39.7         45.7         64.0         65.9        46.3
Insurance                            67.9        87.3        90.7        110.5        131.9        159.6       108.0
Pension Expense                      25.4        23.7        30.7         34.4         41.2         48.7        34.0
Advertising                          22.9        30.2        31.6         33.1         51.1         49.0        36.3
Truck Expenses                       39.5        34.7        53.7         51.1         52.5         62.0        48.9
Office & Computer Expense            30.5        30.7        41.0         37.5         51.9         58.1        41.6
Repairs & Maintenance                11.9        24.5        27.6         33.8         49.3         50.6        33.0
Utilities & Heat                     30.7        29.4        28.5         30.1         47.3         44.5        35.1
Telephone Expense                    11.0        11.6        13.8         15.5         18.0         22.3        15.4
Visa & Master Card                    1.5         6.5         7.5         10.5         17.3         20.9        10.7
Property Tax                          6.7         6.8         8.8          9.5         13.6         16.4        10.3
Bad Debt Expense                     32.3        20.6         4.3          4.8         12.6          5.6        13.4
Director's Fees                      14.0        14.0        14.0         14.0          7.3          7.3        11.8
Depreciation Expense                 47.7        60.9        84.4         81.9        130.0        128.0        88.8
Other Operating Expenses             24.6        27.7        25.4         31.6         21.6         21.9        25.5
                                  ----------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES            743.6       867.4       990.5      1,114.4      1,497.7      1,627.5     1,140.2

INCOME FROM OPERATIONS               98.8       304.6       471.8        634.6        449.8        565.3       420.8

INTEREST EXPENSE                      0.0         0.0         0.0          0.0         22.5         28.1         8.4

OTHER INCOME                        111.9       128.0        97.2         82.2        107.9        124.7       108.7
                                  ----------------------------------------------------------------------------------

EARNINGS BEFORE TAX                 210.7       432.6       569.0        716.8        535.2        661.9       521.0

INCOME TAX                           55.9       145.9       215.2        262.1        194.1        251.7       187.5
                                  ----------------------------------------------------------------------------------

NET INCOME                          154.8       286.7       353.8        454.7        341.1        410.2       333.6
                                  ==================================================================================

ADD: DEPRECIATION                    47.7        60.9        84.4         81.9        130.0        128.0        88.8
                                  ----------------------------------------------------------------------------------

OPERATING CASH FLOW                 202.5       347.6       438.2        536.6        471.1        538.2       422.4
                                  ==================================================================================

                                  UTAH SERVICE

                     INCOME STATEMENT ITEMS AS A % OF SALES


For Year Ending December 31:
                                                                                             1991-96
                                   1991      1992      1993     1994       1995     1996     Average
                                  -----------------------------------------------------------------
SALES:
Hardware, Lumber & Building        66.6      70.2      75.7      73.8      74.1      69.5      71.6
Industrial and Automotive           8.4       7.3       4.9       6.6       5.9       6.2       6.5
Gasoline & Diesel Fuel             22.3      19.7      17.0      17.2      17.6      21.5      19.2
Grocery & Convenience Items         2.6       2.6       2.4       2.4       2.4       2.7       2.5
Other Sales                         0.1       0.2       0.0       0.0       0.0       0.0       0.1
                                  -----------------------------------------------------------------

TOTAL SALES                       100.0     100.0     100.0     100.0     100.0     100.0     100.0


COST OF GOODS SOLD:
Hardware Store Operations          59.4      62.8      66.6      67.2      67.4      61.3      64.1
Gas Station Operations             22.6      20.2      17.4      17.7      18.3      22.0      19.7
                                  -----------------------------------------------------------------

TOTAL COST OF GOODS SOLD           82.0      83.0      84.0      84.8      85.7      83.3      83.8

GROSS PROFIT:
Hardware Store Operations          15.7      15.0      14.0      13.2      12.6      14.4      14.1
Gas Station Operations              2.3       2.0       2.0       1.9       1.8       2.3       2.1
                                  -----------------------------------------------------------------

TOTAL GROSS PROFIT                 18.0      17.0      16.0      15.2      14.3      16.7      16.2

OPERATING EXPENSES:
Payroll                             7.4       6.2       5.3       4.9       5.8       6.6       6.1
Payroll Taxes                       0.6       0.5       0.4       0.4       0.5       0.5       0.5
Insurance                           1.5       1.3       1.0       1.0       1.0       1.2       1.1
Pension Expense                     0.5       0.3       0.3       0.3       0.3       0.4       0.4
Advertising                         0.5       0.4       0.3       0.3       0.4       0.4       0.4
Truck Expenses                      0.8       0.5       0.6       0.4       0.4       0.5       0.5
Office & Computer Expense           0.7       0.4       0.4       0.3       0.4       0.4       0.4
Repairs & Maintenance               0.3       0.4       0.3       0.3       0.4       0.4       0.3
Utilities & Heat                    0.7       0.4       0.3       0.3       0.3       0.3       0.4
Telephone Expense                   0.2       0.2       0.2       0.1       0.1       0.2       0.2
Visa & Master Card                  0.0       0.1       0.1       0.1       0.1       0.2       0.1
Property Tax                        0.1       0.1       0.1       0.1       0.1       0.1       0.1
Bad Debt Expense                    0.7       0.3       0.0       0.0       0.1       0.0       0.2
Director's Fees                     0.3       0.2       0.2       0.1       0.1       0.1       0.1
Depreciation Expense                1.0       0.9       0.9       0.7       1.0       1.0       0.9
Other Operating Expenses            0.5       0.4       0.3       0.3       0.2       0.2       0.3
                                  -----------------------------------------------------------------

TOTAL OPERATING EXPENSES           15.9      12.6      10.8       9.7      11.0      12.4      12.1

INCOME FROM OPERATIONS              2.1       4.4       5.2       5.5       3.3       4.3       4.1

INTEREST EXPENSE                    0.0       0.0       0.0       0.0       0.2       0.2       0.1

OTHER INCOME                        2.4       1.9       1.1       0.7       0.8       1.0       1.3
                                  -----------------------------------------------------------------

EARNINGS BEFORE TAX                 4.5       6.3       6.2       6.2       3.9       5.0       5.4

INCOME TAX                          1.2       2.1       2.4       2.3       1.4       1.9       1.9
                                  -----------------------------------------------------------------

NET INCOME                          3.3       4.2       3.9       3.9       2.5       3.1       3.5
                                  =================================================================

ADD: DEPRECIATION                   1.0       0.9       0.9       0.7       1.0       1.0       0.9
                                  -----------------------------------------------------------------

OPERATING CASH FLOW                 4.3       5.0       4.8       4.6       3.5       4.1       4.4
                                  =================================================================

                                  UTAH SERVICE

                     INCOME STATEMENT ITEM GROWTH RATES (%)


                                                                                                       1991-96
For Year Ending December 31:                                                                           Compound
                                                                                                        Annual
                                 1991        1992        1993         1994        1995        1996      Growth
                                -------------------------------------------------------------------------------
SALES:
Hardware, Lumber & Building       -          55.5        43.2        22.9         18.1        (9.4)       23.9
Industrial and Automotive         -          28.6       (11.5)       71.2          4.9         2.0        15.8
Gasoline & Diesel Fuel            -          30.1        14.8        27.7         20.2        18.0        22.0
Grocery & Convenience Items       -          45.6        21.9        25.3         20.3         9.3        24.0
Other Sales                       -         130.4       (75.5)      (48.7)        15.0         0.0       (19.7)
                                -------------------------------------------------------------------------------

TOTAL SALES                       -          47.4        32.8        26.1         17.7        (3.5)       22.9

COST OF GOODS SOLD:
Hardware Store Operations         -          55.8        40.9        27.1         18.1       (12.2)       23.7
Gas Station Operations            -          32.0        14.2        28.1         21.6        16.0        22.2
                                -------------------------------------------------------------------------------

TOTAL COST OF GOODS SOLD          -          49.2        34.4        27.3         18.8        (6.2)       23.3

GROSS PROFIT:
Hardware Store Operations         -          40.8        24.1        19.4         11.9        10.5        20.9
Gas Station Operations            -          28.3        29.6        21.4          7.6        27.3        22.5
                                -------------------------------------------------------------------------------

TOTAL GROSS PROFIT                -          39.1        24.8        19.6         11.3        12.6        21.1

OPERATING EXPENSES:
Payroll                           -          21.8        15.1        16.7         38.2        10.0        20.0
Payroll Taxes                     -          20.0        16.1        15.1         40.0         3.0        18.3
Insurance                         -          28.6         3.9        21.8         19.4        21.0        18.6
Pension Expense                   -          (6.7)       29.5        12.1         19.8        18.2        13.9
Advertising                       -          31.9         4.6         4.7         54.4        (4.1)       16.4
Truck Expenses                    -         (12.2)       54.8        (4.8)         2.7        18.1         9.4
Office & Computer Expense         -           0.7        33.6        (8.5)        38.4        11.9        13.8
Repairs & Maintenance             -         105.9        12.7        22.5         45.9         2.6        33.6
Utilities & Heat                  -          (4.2)       (3.1)        5.6         57.1        (5.9)        7.7
Telephone Expense                 -           5.5        19.0        12.3         16.1        23.9        15.2
Visa & Master Card                -         333.3        15.4        40.0         64.8        20.8        69.4
Property Tax                      -           1.5        29.4         8.0         43.2        20.6        19.6
Bad Debt Expense                  -         (36.2)      (79.1)       11.6        162.5       (55.6)      (29.6)
Director's Fees                   -           0.0         0.0         0.0        (47.9)        0.0       (12.2)
Depreciation Expense              -          27.7        38.6        (3.0)        58.7        (1.5)       21.8
Other Operating Expenses          -          12.6        (8.3)       24.4        (31.6)        1.4        (2.3)
                                -------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES          -          16.6        14.2        12.5         34.4         8.7        17.0

INCOME FROM OPERATIONS            -         208.3        54.9        34.5        (29.1)       25.7        41.7

INTEREST EXPENSE                  -           0.0         0.0         0.0           NM        24.9          NM

OTHER INCOME                      -          14.4       (24.1)      (15.4)        31.3        15.6         2.2
                                -------------------------------------------------------------------------------

EARNINGS BEFORE TAX               -         105.3        31.5        26.0        (25.3)       23.7        25.7

INCOME TAX                        -         161.0        47.5        21.8        (25.9)       29.7        35.1
                                -------------------------------------------------------------------------------

NET INCOME                        -          85.2        23.4        28.5        (25.0)       20.3        21.5
                                ===============================================================================


ADD: DEPRECIATION                 -          27.7        38.6        (3.0)        58.7        (1.5)       21.8
                                -------------------------------------------------------------------------------

OPERATING CASH FLOW               -          71.7        26.1        22.5        (12.2)       14.2        21.6
                                ===============================================================================

                                  UTAH SERVICE

                           BALANCE SHEETS (in $000's)




As of December 31:

ASSETS                                    1991           1992           1993           1994           1995           1996
--------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash                                      626.3          739.5          708.1          892.9          215.4          480.0
Accounts Receivable                       593.8          802.8        1,115.0        1,081.2        1,954.2        1,271.2
Inventories                               830.6          866.1          920.6          999.5          670.3        1,298.1
Prepaid Expenses                            7.7            8.1            8.2            6.1           71.4            8.1
                                        ----------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                    2,058.4        2,416.5        2,751.9        2,979.7        2,911.3        3,057.4

PROPERTY, PLANT & EQUIPMENT:
Land                                      178.4          178.4          178.4          178.4          178.4          178.4
Buildings                                 327.7          306.8          279.5          320.8        1,004.7        1,004.7
Store Equipment                            93.1           94.4           88.3           69.2          197.8          206.6
Station Equipment                         151.7          170.7          171.3          188.7          185.7          185.7
Autos & Trucks                            192.5          206.1          265.0          279.5          304.1          321.3
Surfacing                                 112.9          112.9          112.9          112.9          112.9          112.9
Accumulated Depreciation                 (515.4)        (542.1)        (576.4)        (642.0)        (623.6)        (754.4)
                                        ----------------------------------------------------------------------------------

NET PROPERTY, PLANT & EQUIPMENT           540.9          527.2          519.0          507.5        1,360.0        1,255.2

OTHER ASSETS                               19.8           19.8           19.9           21.1            6.8            5.0
                                        ----------------------------------------------------------------------------------

TOTAL ASSETS                            2,619.1        2,963.5        3,290.8        3,508.3        4,278.1        4,317.6
                                        ==================================================================================



LIABILITIES AND EQUITY
----------------------


CURRENT LIABILITIES:
Accounts Payable                          212.8          331.6          448.5          322.8          523.8          379.6
Accrued Wages                               8.2           12.7           18.1           27.3           21.9           33.9
Other Current Liabilities                  70.5          127.8           96.9           74.0           62.5           91.5
                                        ----------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                 291.5          472.1          563.5          424.1          608.2          505.0

LONG-TERM DEBT                              0.0            0.0            0.0            0.0          369.2          198.1
                                        ----------------------------------------------------------------------------------

TOTAL LIABILITIES                         291.5          472.1          563.5          424.1          977.4          703.1

STOCKHOLDERS' EQUITY                    2,327.6        2,491.4        2,727.3        3,084.2        3,300.7        3,614.5
                                        ----------------------------------------------------------------------------------

TOTAL LIABILITIES & EQUITY              2,619.1        2,963.5        3,290.8        3,508.3        4,278.1        4,317.6
                                        ===================================================================================

                                  UTAH SERVICE

                   BALANCE SHEET ITEMS AS A % OF TOTAL ASSETS



As of December 31:
                                                                                                                       1991-96
ASSETS                                   1991         1992         1993         1994         1995         1996         Average
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash                                     23.9         25.0         21.5         25.5          5.0         11.1         18.7
Accounts Receivable                      22.7         27.1         33.9         30.8         45.7         29.4         31.6
Inventories                              31.7         29.2         28.0         28.5         15.7         30.1         27.2
Prepaid Expenses                          0.3          0.3          0.2          0.2          1.7          0.2          0.5
                                        -----------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                     78.6         81.5         83.6         84.9         68.1         70.8         77.9

PROPERTY, PLANT & EQUIPMENT:
Land                                      6.8          6.0          5.4          5.1          4.2          4.1          5.3
Buildings                                12.5         10.4          8.5          9.1         23.5         23.3         14.5
Store Equipment                           3.6          3.2          2.7          2.0          4.6          4.8          3.5
Station Equipment                         5.8          5.8          5.2          5.4          4.3          4.3          5.1
Autos & Trucks                            7.3          7.0          8.1          8.0          7.1          7.4          7.5
Surfacing                                 4.3          3.8          3.4          3.2          2.6          2.6          3.3
Accumulated Depreciation                (19.7)       (18.3)       (17.5)       (18.3)       (14.6)       (17.5)       (17.6)
                                        -----------------------------------------------------------------------------------

NET PROPERTY, PLANT & EQUIPMENT          20.7         17.8         15.8         14.5         31.8         29.1         21.6

OTHER ASSETS                              0.8          0.7          0.6          0.6          0.2          0.1          0.5
                                        -----------------------------------------------------------------------------------

TOTAL ASSETS                            100.0        100.0        100.0        100.0        100.0        100.0        100.0
                                        ===================================================================================


LIABILITIES AND EQUITY
----------------------

CURRENT LIABILITIES:
Accounts Payable                          8.1         11.2         13.6          9.2         12.2          8.8         10.5
Accrued Wages                             0.3          0.4          0.6          0.8          0.5          0.8          0.6
Other Current Liabilities                 2.7          4.3          2.9          2.1          1.5          2.1          2.6
                                        -----------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                11.1         15.9         17.1         12.1         14.2         11.7         13.7

LONG-TERM DEBT                            0.0          0.0          0.0          0.0          8.6          4.6          2.2
                                        -----------------------------------------------------------------------------------

TOTAL LIABILITIES                        11.1         15.9         17.1         12.1         22.8         16.3         15.9

STOCKHOLDERS' EQUITY                     88.9         84.1         82.9         87.9         77.2         83.7         84.1
                                        -----------------------------------------------------------------------------------

TOTAL LIABILITIES & EQUITY              100.0        100.0        100.0        100.0        100.0        100.0        100.0
                                        ===================================================================================


                                   APPENDIX B














                    ROBERT MORRIS ASSOCIATES INDUSTRY RATIOS


                              RETAILERS - HARDWARE

                      RETAILERS - GASOLINE SERVICE STATIONS

                                                 RETAILERS - HARDWARE                         SIC# 5251
             COMPARATIVE HISTORICAL DATA
               9               18              31       # POSTRETIREMENT BENEFITS                     8
                                                            TYPE OF STATEMENT
              31               29              23              Unqualified
              62               69              68                Reviewed                             5
             133              145             140                Compiled                            45
              16               30              28              Tax Returns                           17
              73               83             112                 Other                              38
         4/1/93-          4/1/94-         4/1/95-
         3/31/94          3/31/95         3/31/96
             ALL              ALL             ALL                                                 0-1MM
             315              356             371          NUMBER OF STATEMENTS                     105
----------------------------------------------------------------------------------------------------------
               %                %               %                 ASSETS                              %
             4.5              5.1             5.2           Cash & Equivalents                      5.6
            13.5             13.3            14.3       Trade Receivables - (net)                  10.0
            53.0             52.9            51.9               Inventory                          56.8
             1.5              1.1              .8           All Other Current                        .7
            72.5             72.5            72.2             Total Current                        73.0
            15.5             15.4            16.0           Fixed Assets (net)                     16.2
             1.4              1.4             1.6           Intangibles (net)                       1.2
            10.5             10.7            10.2         All Other Non-Current                     9.5
           100.0            100.0           100.0                 Total                           100.0
----------------------------------------------------------------------------------------------------------
                                                               LIABILITIES
             8.4              8.8             8.1        Notes Payable-Short Term                   6.2
             3.5              3.9             3.3            Cur. Mat.-L/T/D                        3.8
            16.2             16.7            16.7             Trade Payables                       15.3
             1.0               .4              .2          Income Taxes Payable                      .2
             7.9              6.8             7.6           All Other Current                       9.2
            37.0             36.5            35.9             Total Current                        34.7
            19.4             20.3            20.3             Long Term Debt                       25.2
              .2               .1              .1             Deferred Taxes                         .0
             4.6              4.7             3.6         All Other Non-Current                     4.3
            38.8             38.3            40.1               Net Worth                          35.8
           100.0            100.0           100.0     Total Liabilities & Net Worth               100.0
----------------------------------------------------------------------------------------------------------
                                                               INCOME DATA
           100.0            100.0           100.0               Net Sales                         100.0
            34.5             33.7            33.6              Gross Profit                        36.9
            32.4             31.2            30.7           Operating Expenses                     33.3
             2.1              2.5             2.9            Operating Profit                       3.6
              .5               .4              .6        All Other Expenses (net)                    .7
             1.6              2.0             2.3          Profit Before Taxes                      2.8
----------------------------------------------------------------------------------------------------------
                                                                  RATIOS
             3.4              3.5             3.3                                                   3.7
             2.0              2.0             2.2                Current                            2.4
             1.5              1.5             1.5                                                   1.6
----------------------------------------------------------------------------------------------------------
              .8              .9\              .9                                                    .8
  (314)       .5               .4    (369)     .5                 Quick                   (103)      .4
              .2               .2              .3                                                    .2
----------------------------------------------------------------------------------------------------------
       7    49.2       8     47.0       8    47.9                                             7    53.7
      14    25.3      15     25.0      16    22.7           Sales/Receivables                12    31.2
      30    12.3      28     13.0      31    11.8                                            20    18.1
----------------------------------------------------------------------------------------------------------
      89     4.1      89      4.1      83     4.4                                           107     3.4
     130     2.8     130      2.8     122     3.0        Cost of Sales/Inventory            152     2.4
     174     2.1     174      2.1     174     2.1                                           203     1.8
----------------------------------------------------------------------------------------------------------
      17    21.2      18     20.0      20    18.5                                            15    24.0
      36    10.2      32     11.3      33    11.1        Cost of Sales/Payables              33    11.0
      53     6.9      53      6.9      51     7.1                                            56     6.5
----------------------------------------------------------------------------------------------------------
             4.1              4.2             4.2                                                   3.6
             6.3              6.6             6.3         Sales/Working Capital                     5.5
            11.8             11.5            12.2                                                  10.9
----------------------------------------------------------------------------------------------------------
             5.0              5.5             5.0                                                   4.9
  (285)      2.2   (328)      2.4   (336)     2.3             EBIT/Interest                (89)     1.9
             1.0              1.2             1.2                                                   1.0
----------------------------------------------------------------------------------------------------------
             4.0              3.8             4.7       Net Profit + Depr., Dep.,                   4.2
  (114)      1.7   (118)      1.6   (104)     2.1        Amort./Cur. Mat. L/T/D            (12)     3.0
              .5               .6             1.0                                                    .5
----------------------------------------------------------------------------------------------------------
              .1               .1              .1                                                    .1
              .4               .3              .3              Fixed/Worth                           .3
             1.0              1.1              .9                                                   1.5
----------------------------------------------------------------------------------------------------------
              .7               .8              .6                                                    .8
             1.6              1.7             1.6               Debt/Worth                          1.6
             4.1              4.0             3.8                                                   6.5
----------------------------------------------------------------------------------------------------------
            25.6             28.8            28.3    % Profit Before Taxes/Tangible                33.3
  (288)     11.6   (325)    12.8\   (343)    12.5               Net Worth                  (91)    12.5
             2.9              2.4             2.2                                                   2.8
----------------------------------------------------------------------------------------------------------
             9.5              9.8            10.1      % Profit Before Taxes/Total                 10.5
             4.5              4.2             4.6                 Assets                            4.5
              .2               .6              .7                                                    .2
----------------------------------------------------------------------------------------------------------
            49.7             51.1            49.2                                                  62.5
            23.2             23.1            22.5         Sales/Net Fixed Assets                   22.5
            11.8             10.9            10.5                                                   9.7
----------------------------------------------------------------------------------------------------------
             2.9              3.0             3.0                                                   2.8



        CURRENT DATA SORTED BY SALES

           12               4               3                              4

            5               1               2              3              12
           24              14              14              6               5
           59              17              13              6
            6               2               2              1
           39              13               8              9               5

             84 (4/1-9/30/95)          287 (10/1/95-3/31/96)
        1-3MM           3-5MM          5-10MM         10-25MM    25MM & OVER
          133              47              39             25              22
-----------------------------------------------------------------------------
            %               %               %              %               %
          5.6             3.8             6.5            4.4             2.3
         13.5            18.2            16.0           19.8            21.9
         51.8            48.3            49.2           48.2            45.6
           .7              .6             1.4            1.6             1.4
         71.6            70.9            73.0           73.9            71.3
         15.2            15.7            16.2           14.8            22.1
          1.7             2.5              .6            1.7             1.9
         11.5            10.9            10.3            9.6             4.8
        100.0           100.0           100.0          100.0           100.0
-----------------------------------------------------------------------------

          8.3             6.5            11.8           11.3             8.8
          3.8             3.2             1.9            1.5             2.4
         14.7            17.9            19.7           21.2            22.4
           .3              .1              .3             .3              .4
          7.9             4.9             5.9            7.5             7.1
         34.9            32.6            39.5           41.9            41.1
         21.6            18.8            15.1            7.7            16.6
           .3              .1              .2             .1              .2
          2.6             2.9             2.0           11.4             1.0
         40.7            45.6            43.2           38.9            41.1
        100.0           100.0           100.0          100.0           100.0
-----------------------------------------------------------------------------

        100.0           100.0           100.0          100.0           100.0
         34.3            31.6            31.7           30.6            25.8
         32.0            29.0            28.4           27.5            21.9
          2.2             2.6             3.2            3.1             3.9
           .6              .1              .3             .8              .6
          1.6             2.5             3.0            2.3             3.3
-----------------------------------------------------------------------------

          3.5             3.2             2.8            3.1             2.2
          2.4             2.1             2.0            1.8             1.7
          1.6             1.6             1.3            1.3             1.4
-----------------------------------------------------------------------------
           .9             1.1             1.0             .8              .8
           .5              .6              .6             .6              .5
           .3              .4              .4             .4              .1
-----------------------------------------------------------------------------
    8    45.8      13    28.6       8    44.6      5    73.0       4    92.3
   17    21.8      23    15.7      17    21.7     34    10.7      28    13.2
   25    14.6      35    10.3      33    11.0     49     7.5      50     7.3
-----------------------------------------------------------------------------
   89     4.1      76     4.8      66     5.5     70     5.2      63     5.8
  122     3.0     101     3.6     101     3.6     96     3.8      74     4.9
  166     2.2     152     2.4     130     2.8    122     3.0     135     2.7
-----------------------------------------------------------------------------
   19    18.9      15    25.0      20    18.3     29    12.8      27    13.3
   29    12.6      32    11.5      30    12.1     37     9.9      37    10.0
   47     7.8      65     5.6      47     7.8     47     7.7      57     6.4
-----------------------------------------------------------------------------
          4.2             4.1             5.3            5.2             6.2
          6.1             6.4             8.2            9.2             9.6
         10.4            11.2            15.5           16.3            15.1
-----------------------------------------------------------------------------
          4.8             3.8             5.9             8.7           11.3
(122)     1.9    (42)     2.2    (36)     3.2             2.7            4.8
           .8             1.4             1.7             1.3            2.0
-----------------------------------------------------------------------------
          2.6             2.5             6.9            8.2            10.5
 (31)     1.5    (17)     1.8    (21)     2.9   (13)     2.8    (10)     6.5
           .3              .9             1.3            1.2             3.7
-----------------------------------------------------------------------------
           .1              .1              .2             .1              .3
           .3              .3              .3             .3              .6
           .9              .8              .7             .7             1.1
-----------------------------------------------------------------------------
           .5              .5              .7            1.1              .8
          1.6             1.5             1.4            1.7             1.6
          4.2             3.0             2.9            3.3             2.7
-----------------------------------------------------------------------------
         27.6            22.3            25.0           30.2            28.7
(123)    10.8    (46)     8.9    (37)    12.5   (24)    12.2            24.1
           .4             3.4             6.7            3.4            13.1
-----------------------------------------------------------------------------
          9.3             7.9            10.4           10.2            14.1
          4.3             4.5             5.4            4.4             9.4
          -.2             1.0             2.3            1.3             3.4
-----------------------------------------------------------------------------
         51.9            42.2            42.6           57.5            44.0
         22.3            24.1            21.2           29.0            14.0
         10.8             9.8            12.4           14.5             5.9
-----------------------------------------------------------------------------
          2.9             3.0             3.3            3.0             3.5

             2.4              2.3             2.4           Sales/Total Assets                      2.2
             1.7              1.8             1.9                                                   1.6
----------------------------------------------------------------------------------------------------------
              .6               .6              .7                                                    .9
  (276)      1.0   (321)      1.0   (326)     1.1      % Depr., Dep., Amort./Sales         (85)     1.5
             1.7              1.7             1.8                                                   2.3
----------------------------------------------------------------------------------------------------------
             2.2              2.0             2.2        %Officers', Directors',                    3.2
  (170)      4.0   (184)      3.5   (187)     3.7          Owners' Comp/Sales              (58)     5.3
             6.6              5.9             6.0                                                   8.6
----------------------------------------------------------------------------------------------------------
        4765100M         2979169M        4379755M             NET SALES ($)                      67670M
        1985064M         1177507M        1714982M            TOTAL ASSETS ($)                    34681M
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
(C)Robert Morris Associates 1996                              M = $ THOUSAND           MM = $ MILLION



          2.4             2.6             2.6            2.7             2.8
          1.8             1.9             2.0            2.3             2.0
-----------------------------------------------------------------------------
           .7              .7              .6             .6              .6
(115)     1.2    (44)      .9    (38)      .9   (23)      .9    (21)     1.1
          1.9             1.3             1.3            1.2             1.6
-----------------------------------------------------------------------------
          2.4             1.8             1.4             .6
 (71)     3.6    (28)     3.2    (19)     3.0   (10)     1.9
          5.6             4.9             4.9            2.9
-----------------------------------------------------------------------------
      231252M         178936M         273378M        352504M        3276015M
      110919M          81378M         117188M        151462M        1219354M
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                             RETAILERS - GASOLINE SERVICE STATIONS
               COMPARATIVE HISTORICAL DATA
                21                 36             41       # POSTRETIREMENT BENEFITS
                                                               TYPE OF STATEMENT
                69                 88            100              Unqualified
                79                 85            102               Reviewed
               161                200            194               Compiled
                30                 44             63              Tax Returns
               121                172            175                 Other

           4/1/93-            4/1/94-        4/1/95-
           3/31/94            3/31/95        3/31/96
               ALL                ALL            ALL
               460                589            634         NUMBER OF STATEMENTS
--------------------------------------------------------------------------------------------
                 %                  %              %                ASSETS
              11.3               11.4           11.7          Cash & Equivalents
              10.7               10.1            9.7       Trade Receivables - (net)
              17.0               16.5           15.9               Inventory
               1.9                2.2            2.2           All Other Current
              41.0               40.2           39.4             Total Current
              48.5               49.4           49.9          Fixed Assets (net)
               2.4                3.2            3.2           Intangibles (net)
               8.1                7.3            7.5         All Other Non-Current
             100.0              100.0          100.0                 Total
--------------------------------------------------------------------------------------------
                                                                  LIABILITIES
               5.7                5.0            5.5       Notes Payable-Short Term
               4.5                4.2            4.3            Cur. Mat.-L/T/D
              15.0               16.0           15.4            Trade Payables
               1.5                 .4             .3         Income Taxes Payable
               9.5                9.3            9.5           All Other Current
              36.2               34.9           34.9             Total Current
              26.8               28.7           28.5            Long Term Debt
                .5                 .4             .5            Deferred Taxes
               2.9                4.0            3.8         All Other Non-Current
              33.7               32.1           32.3               Net Worth
             100.0              100.0          100.0     Total Liabilities & Net Worth
--------------------------------------------------------------------------------------------
                                                                  INCOME DATA
             100.0              100.0          100.0               Net Sales
              19.9               20.3           19.8             Gross Profit
              17.9               18.1           17.8          Operating Expenses
               2.0                2.2            2.0           Operating Profit
                .2                  2             .4       All Other Expenses (net)
               1.8                2.0            1.6          Profit Before Taxes
--------------------------------------------------------------------------------------------
                                                                    RATIOS
               1.7                1.7            1.8
               1.1                1.1            1.1                Current
                .8                 .8             .7
--------------------------------------------------------------------------------------------
               1.0                1.0            1.0
                .6    (587)        .6  (631)      .6                 Quick
                .3                 .3             .3
--------------------------------------------------------------------------------------------
       2     213.0        1     255.5     1    260.9
       5      76.1        4      85.1     4     92.0           Sales/Receivables
      11      32.9       10      38.0     9     38.9
--------------------------------------------------------------------------------------------
       7      49.3        8      48.4     7     48.8
      11      33.8       11      32.3    11     32.8        Cost of Sales/Inventory
      17      20.9       17      21.4    16     23.4
--------------------------------------------------------------------------------------------
       5      78.7        6      63.5     6     62.5
      12      31.3       13      28.2    13     29.0        Cost of Sales/Payables
      18      20.1       20      18.6    19     19.1
--------------------------------------------------------------------------------------------
              32.3               36.6           29.8
             190.8              153.3          202.4         Sales/Working Capital
             -65.0              -70.2          -51.0
--------------------------------------------------------------------------------------------
               7.2                7.9            5.4
   (414)       3.3    (532)       3.3  (560)     2.5             EBIT/Interest
               1.9                1.7            1.4
--------------------------------------------------------------------------------------------
               4.2                4.1            4.2       Net Profit + Depr., Dep.,
   (148)       1.9    (195)       2.3  (178)     2.2        Amort./Cur. Mat. L/T/D
               1.1                1.3            1.5
--------------------------------------------------------------------------------------------
                .8                 .8             .9
               1.5                1.9            1.9              Fixed/Worth
               3.3                4.0            5.2
--------------------------------------------------------------------------------------------
               1.0                1.1            1.1
               2.2                2.4            2.4              Debt/Worth
               5.3                5.7            7.8
--------------------------------------------------------------------------------------------
              49.7               47.1           38.3     %Profit Before Taxes/Tangible
   (422)      23.5    (523)      24.2  (551)    19.2               Net Worth
              10.9               10.3            7.4
--------------------------------------------------------------------------------------------
              14.5               15.2           12.2      % Profit Before Taxes/Total
               7.0                7.8            5.5                Assets
               2.8                2.7            1.9
--------------------------------------------------------------------------------------------
              25.7               22.0           21.9
              10.1                9.8            9.6        Sales/Net Fixed Assets
               6.0                5.5            5.2






     SIC# 5541               CURRENT DATA SORTED BY SALES
            1                 6              7              1               11             15

            2                 2              3              8               15             70
                             11             10              8               37             36
           22                75             18             35               34             10
            5                35              8              6                5              4
           16                57             22             20               25             35


              217 (4/1-9/30/95)                          417 (10/1/95-3/31/96)
        0-1MM             1-3MM          3-5MM         5-10MM          10-25MM    25MM & OVER
           45               180             61             77              116            155
----------------------------------------------------------------------------------------------
            %                 %              %              %                %              %
         13.3              11.4           16.0           11.3             12.1            9.8
          9.7               8.9            7.0           10.5             12.0            9.3
         24.2              17.2           17.6           13.5             14.9           13.2
          2.6               1.9             .7            3.0              2.6            2.2
         49.8              39.4           41.3           38.2             41.6           34.6
         41.2              50.7           44.1           51.7             47.7           54.6
          2.4               4.1            5.0            3.4             2.7\            1.9
          6.6               5.7            9.6            6.7              8.1            8.9
        100.0             100.0          100.0          100.0            100.0          100.0
----------------------------------------------------------------------------------------------

          5.1               6.3            5.5            6.8              5.4            4.3
          3.3               4.5            4.1            4.1              4.5            4.2
         11.5              12.2           13.9           16.2             18.5           18.0
           .4                .2             .4             .2               .2             .3
         12.8               8.5            8.9            8.3             11.1            9.2
         33.1              31.7           32.8           35.6             39.7           36.1
         29.1              34.9           26.6           27.7             25.1           24.7
           .0                .2             .0             .2               .5            1.2
          5.6               4.6            4.1            4.5              2.3            3.0
         32.2              28.6           36.5           32.0             32.5           35.1
        100.0             100.0          100.0          100.0            100.0          100.0
----------------------------------------------------------------------------------------------

        100.0             100.0          100.0          100.0            100.0          100.0
         32.6              21.3           17.6           20.3             17.4           16.8
         29.7              18.7           16.2           18.1             16.4           15.0
          2.9               2.6            1.3            2.2              1.0            1.8
           .7                .8             .2             .6              -.1             .2
          2.2               1.8            1.2            1.7              1.1            1.7
----------------------------------------------------------------------------------------------

          2.8               2.6            2.4            1.8              1.6            1.2
          1.5               1.3            1.2            1.1              1.0             .9
          1.0                .8             .7             .8               .7             .7
----------------------------------------------------------------------------------------------
          1.7               1.6            1.2            1.1              1.0             .7
  (44)     .7    (179)       .7             .7             .6    (115)      .6             .5
           .3                .3             .2             .3               .3             .3
----------------------------------------------------------------------------------------------
    1   583.5        1    541.0      1   727.4      1   252.2        2  158.0       3   135.9
    4    84.3        3    139.1      2   223.1      4    91.7        6   62.2       6    64.4
   11    34.7        6     61.9      4    87.4     11    34.3       10   35.3      10    36.5
----------------------------------------------------------------------------------------------
   11    34.6        8     47.5      7    53.8      6    56.6        8    48.6      8    47.4
   17    22.0       11     32.8      9    38.5     10    35.6       11    34.6     11    32.2
   27    13.3       15     24.5     15    23.8     17    21.3       15    25.0     16    23.4
----------------------------------------------------------------------------------------------
    1   479.0        3    123.1      4   101.5      6    60.9        9    42.2     13    28.2
    7    55.4        8     48.2      9    39.1     12    30.7       14    25.7     17    21.7
   16    22.6       14     26.1     17    21.6     20    18.0       21    17.3     21    17.4
----------------------------------------------------------------------------------------------
         17.8              23.1           32.7           38.6             29.7           70.2
         57.6              76.4          100.7          225.1            342.9         -171.6
       -297.3             -64.4          -63.1          -66.5            -45.4          -42.8
----------------------------------------------------------------------------------------------
          8.0               5.0            5.5            5.0              5.4            5.6
 (31)     3.5    (154)      2.1   (49)     2.7   (71)     2.2    (105)     2.5  (150)     3.0
           .8               1.2            1.3            1.4              1.6            1.9
----------------------------------------------------------------------------------------------
                            2.4            5.2            4.9              3.9            4.1
                  (14)      1.9   (12)     2.2   (22)     2.2     (49)     2.4   (79)     2.6
                            1.5            1.3            1.1              1.4            1.7
----------------------------------------------------------------------------------------------
           .3                .7             .6            1.0               .9            1.1
          1.5               2.4            1.7            2.1              1.7            1.8
         16.8             223.0            6.5            6.1              3.0            2.7
----------------------------------------------------------------------------------------------
           .5               1.0             .6            1.1              1.2            1.2
          1.7               2.9            2.2            2.4              2.5            2.3
         22.4                NM           23.2            8.7              5.8            3.6
----------------------------------------------------------------------------------------------
         59.6              53.2           42.8           51.1             31.2           31.6
 (37)    17.0    (135)     24.1   (50)    24.7   (72)    17.6    (108)    16.0  (149)    19.1
         -9.9               5.6            7.1            5.1              7.3           10.6
----------------------------------------------------------------------------------------------
         22.4              15.0           13.6           10.7              7.6           11.3
          5.2               6.3            6.8            4.6              4.4            5.8
          -.6               1.1            1.7            1.6              2.1            2.7
----------------------------------------------------------------------------------------------
         69.3              27.5           44.5           20.5             23.4           12.7
         15.5               9.1           18.3            9.9             11.1            8.0
          4.6               4.6            5.5            5.6              6.1            4.6

--------------------------------------------------------------------------------------------
               8.0                7.7            7.4
               5.2                5.0            4.9          Sales/Total Assets
               3.6                3.4            3.2
--------------------------------------------------------------------------------------------
                .8                 .9             .8
   (417)       1.3    (542)       1.4  (583)     1.5      % Depr., Dep., Amort./Sales
               2.0                2.0            2.2
--------------------------------------------------------------------------------------------
                .9                 .9            1.0        %Officers', Directors',
   (204)       1.6    (244)       1.8  (247)     1.8          Owners' Comp/Sales
               3.1                3.4            3.4
--------------------------------------------------------------------------------------------
         14033029M          21657271M      24996429M             NET SALES ($)
          3082042M           5325035M       5669565M           TOTAL ASSETS ($)
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------
          8.8               8.7            9.8            7.7              7.3            5.8
          5.1               4.8            5.4            5.7              5.6            4.3
          2.5               3.1            2.9            3.2              3.6            3.1
----------------------------------------------------------------------------------------------
           .7                .8             .5             .8               .9            1.1
 (36)     1.8    (164)      1.7   (55)     1.1   (71)     1.3    (111)     1.4  (146)     1.5
          3.1               2.5            2.0            2.0              1.9            2.1
----------------------------------------------------------------------------------------------
          2.3               1.5            1.2            1.2               .8             .6
 (20)     3.9     (85)      2.5   (29)     1.6   (30)     1.7     (50)     1.1   (33)     1.0
          6.2               3.8            2.3            3.1              2.2            2.6
----------------------------------------------------------------------------------------------
       29702M           337905M        239082M        575013M         1909698M      21905029M
        8444M            85654M         61855M        150906M          435450M       4927256M
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


(C)Robert Morris Associates 1996        M = $ THOUSAND           MM = $ MILLION
                                        See Pages 1 through 21 for Explanation
                                        of Ratios and Data

                                   APPENDIX C














                        STATEMENT OF LIMITING CONDITIONS

                        STATEMENT OF LIMITING CONDITIONS

1. Neither HVA or its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

2. This report is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

3. HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgment, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

4. In preparing the valuation report, we used information provided by the Company. It has been represented by Company management that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections or other information prepared by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

5. The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

6. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy.

7. This engagement is limited to the production of the report, conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.

8. This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed as of the date of valuation.

9. David Dorton, CFA, ASA has met all current certification standards and is an accredited senior appraiser in good standing of the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the Business Valuation Standards I through IX set forth by the American Society of Appraisers in September 1992.

                                   APPENDIX D


















                           PROFESSIONAL QUALIFICATIONS



                             DAVID DORTON, CFA, ASA

                            DAVID L. DORTON, CFA, ASA



PROFESSIONAL DESIGNATIONS       Chartered Financial Analyst (CFA) Accredited
                                Senior Appraiser (ASA) Senior Member, American
                                Society of Appraisers


ACADEMIC DEGREES                B.S., University of Utah, Finance, Magna Cum
                                Laude M.B.A., University of Utah


EMPLOYMENT                      HOULIHAN VALUATION ADVISORS
                                Principal - 1986 to Present

                                Houlihan Valuation Advisors provides
                                professional services relative to business valuations, fairness and solvency opinions, economic loss analyses, and other valuation and economic issues. The firm has offices in Los Angeles, Orange County, San Francisco, San Carlos, Las Vegas, Salt Lake City, Denver, Kansas City, Chicago and Atlanta.

                                WASATCH ADVISORS CONSULTING GROUP
                                Managing Analyst - 1984 to 1986

                                Wasatch Advisors provides investment advisory services. Wasatch Advisors Consulting Group provided corporate valuation, financial analysis and consulting services.

                                JPS FINANCIAL CONSULTANTS
                                Financial Analyst - 1981 to 1984

                                JPS Financial Consultants provided corporate valuation and financial analysis services.


EXPERIENCE                      Has valued hundreds of privately held companies
                                and businesses since 1981, as well as being a financial consultant for numerous companies.
                                Has prepared numerous valuation studies, analyzed the relative merits of merger/acquisition proposals, analyzed and prepared opinion letters as to the fairness of such proposals, prepared solvency opinions, prepared ESOP feasibility studies, and been involved in a wide array of other financial analysis and consulting activities for clients. Has served as an expert witness on valuation, economic and financial matters in federal and state district courts on numerous occasions.


PROFESSIONAL SOCIETIES          Salt Lake City Society of Financial Analysts
                                American Society of Appraisers, Past President,
                                Salt Lake City Chapter Association for
                                Investment Management and Research


OTHER                           Who's Who of Emerging Leaders in America Who's
                                Who of Finance


SPEAKING ENGAGEMENTS            Has participated in many seminars and has spoken
                                on valuation issues on numerous occasions.

                                   APPENDIX E









                  INTERNAL REVENUE RULING 59-60, 1959-1 CB 237

                          INTERNAL REVENUE RULING 59-60

SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds (Also Section 2512.) (Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

           In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

           Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporation stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2.  Background and Definitions

           .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (Sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

           .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state an addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.







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

           .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of the representative transaction as defined by the term "fair market value".

Section 3.  Approach to Valuation

           .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in the estate and gift tax cases. Often, an appraiser will find wide differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. As sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgment and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

           .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future income from a property decreases its value by INCREASE the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgment as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgment must be related to all of the other factors affecting value.

           .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in the volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

           .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

                      (a) The nature of the business and the history of the enterprise from its inception.

                      (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

                      (c) The book value of the stock and the financial condition of the business.

                      (d)        The earning capacity of the company.

                      (e)        The dividend-paying capacity.

                      (f) Whether or not the enterprise has goodwill or other tangible value.

                      (g) Whether or not the enterprise has goodwill or other tangible value.

                      (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

           .02 The following is a brief discussion of each of the foregoing factors:

           (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant






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


                      changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relations to future expectancy.

           (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful that its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

           (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to










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



                      current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital;
                      (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

           (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officer's salaries, in total if they appear to be reasonable are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation and with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not product a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is marginal operations, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

           (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on the dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

           (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which supportable by the facts, may be measured by the amount by which








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

                      the appraised value of the intangible assets exceeds the net book value of such assets.

           (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is not basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

           (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that the consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner. A company with a declining business and decreasing market is not comparable to one with a record of current progress and market expansion.










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


Section 5.  Weight to be accorded Various Factors

The valuation of closely held corporation stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

           (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

           (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual for these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it si necessary to capitalize the average or current results at some appropriate rate. A determination or the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. While variations will be found even for companies in the same industry. Moreover, the ration will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated.












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

Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business;
(2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8.  Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as the death of stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)




-----------------------------
(1)Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.




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